AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 1999
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                        CATAWBA VALLEY BANCSHARES, INC.
            (Exact Name of Registrant as Specified in its Charter)



           NORTH CAROLINA                           6712                 56-(APPLIED FOR)
    (State or other jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
     incorporation or organization)     Classification Code Number)    Identification No.)

                           1039 SECOND STREET, N.E.
                         HICKORY, NORTH CAROLINA 28601
                                (828) 431-2300
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------
                                R. STEVE AARON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              CATAWBA VALLEY BANK
                           1039 SECOND STREET, N.E.
                         HICKORY, NORTH CAROLINA 28601
                                (828) 431-2300
      (Name, address, including zip code, and telephone number, including area code of agent for service)


                                WITH COPIES TO:

                            ANTHONY GAETA, JR., ESQ.
                            MOORE & VAN ALLEN, PLLC
                        ONE HANNOVER SQUARE, SUITE 1700
                                P. O. BOX 26507
                         RALEIGH, NORTH CAROLINA 27601
                                (919) 821-6223

                                ---------------
     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC:
The date of mailing of the enclosed Prospectus/Proxy Statement to the shareholders of Catawba Valley Bank.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [X]


                        CALCULATION OF REGISTRATION FEE
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--------------------------------------------------------------------------------

   TITLE OF EACH CLASS                  PROPOSED MAXIMUM      PROPOSED
    OF SECURITIES TO      AMOUNT TO BE   OFFERING PRICE   MAXIMUM AGGREGATE     AMOUNT OF
      BE REGISTERED        REGISTERED      PER SHARE       OFFERING PRICE    REGISTRATION FEE
Common Stock
 $5.00 Par Value........ 1,351,910           $   *           $33,797,758          $9,395

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
* As provided in the Agreement and Plan of Reorganization and Share Exchange, each outstanding share of common stock of Catawba Valley Bank will be converted into and exchanged for one share of the common stock of the Registrant. In accordance with Rule 457(f)(1), the registration fee for the common stock is based upon the average of the bid and asked price of Catawba Valley Bank Stock on March 22, 1999.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              CATAWBA VALLEY BANK
                           1039 SECOND STREET, N.E.
                         HICKORY, NORTH CAROLINA 28601


                   ----------------------------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                   ----------------------------------------
                           TO BE HELD ON MAY 25, 1999


     Catawba Valley Bank will hold its annual meeting of shareholders at the offices of J. C. Bradford & Co., 400 Second Avenue, N.W., Hickory, North Carolina, at 2:00 p.m. local time on May 25, 1999, to vote on the following proposals:

   1. To approve the Agreement and Plan of Reorganization and Share Exchange, dated as of February 16, 1999, between Catawba Valley Bank and Catawba Valley Bancshares, Inc., and the transactions contemplated by the Agreement, including the holding company reorganization of Catawba Valley Bank by which its shareholders will exchange their shares of Catawba Valley Bank common stock for shares of the common stock of Catawba Valley Bancshares, Inc., on a one-for-one basis.

   2. To elect three members of the Board of Directors for three year terms.

   3. Any other matters that properly come before the annual meeting, or any adjournments or postponements of the annual meeting.

     Record holders of Catawba Valley Bank Common Stock at the close of business on March 31, 1999, will receive notice of and may vote at the annual meeting, including any adjournments or postponements. The Agreement for the holding company reorganization requires approval by a majority of the shares of Catawba Valley Bank Common Stock outstanding on March 31, 1999. Holders of Catawba Valley Bank Common Stock may exercise dissenters' rights under Article 13 of the North Carolina Business Corporation Act. We have attached a copy of that law as Appendix II to the accompanying Proxy Statement-Prospectus.

     PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY PROMPTLY, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MATTERS THAT YOU WILL VOTE ON AT THE ANNUAL MEETING.

                                        BY ORDER OF THE BOARD OF DIRECTORS




                                        CAROLE F. TEAGUE
                                        SECRETARY

Hickory, North Carolina
April 16, 1999

                               TABLE OF CONTENTS



SUMMARY .......................................................................   4
GENERAL INFORMATION ...........................................................   6
CATAWBA VALLEY BANK ANNUAL MEETING ............................................   6
AUTHORIZATION TO VOTE ON ADJOURNMENT AND OTHER MATTERS ........................   7
PROPOSAL 1:
REORGANIZATION OF CATAWBA VALLEY BANK INTO A HOLDING COMPANY ..................   7
GENERAL .......................................................................   7
VOTE REQUIRED .................................................................   7
DESCRIPTION OF THE AGREEMENT ..................................................   8
 Catawba Valley Bank ..........................................................   8
 Catawba Valley Bancshares, Inc. ..............................................   8
 Reasons for the Reorganization ...............................................   8
 Effective Date ...............................................................   8
 Actions at the Effective Date ................................................   8
 Conditions to the Reorganization .............................................   9
 Termination ..................................................................   9
 Exchange of Stock Certificates ...............................................   9
 Effect of the Reorganization on Catawba Valley Bank's Stock Option Plans .....  10
 Federal Income Tax Consequences of Reorganization ............................  10
 Accounting Treatment of the Reorganization ...................................  11
DISSENTERS' RIGHTS ............................................................  11
DESCRIPTION OF CATAWBA VALLEY BANCSHARES, INC.'S CAPITAL STOCK ................  13
 General ......................................................................  13
 Common Stock .................................................................  14
 Certain Provisions Having Anti-Takeover Effects ..............................  14
 Transfer Agent and Registration ..............................................  15
COMPARISON OF THE RIGHTS OF SHAREHOLDERS ......................................  15
PRO FORMA CONSOLIDATED CAPITALIZATION .........................................  18
INFORMATION ABOUT CATAWBA VALLEY BANK AND CATAWBA VALLEY BANCSHARES, INC. .....  18
 Catawba Valley Bancshares, Inc. ..............................................  18
 Catawba Valley Bank ..........................................................  19
 Competition ..................................................................  19
 Year 2000 Issues .............................................................  20
 Properties ...................................................................  21
 Employees ....................................................................  21
 Legal Proceedings ............................................................  21
MANAGEMENT AND CERTAIN TRANSACTIONS ...........................................  21
 Beneficial Ownership of Voting Securities ....................................  21
 Required Reports of Beneficial Ownership .....................................  22
PROPOSAL 2: ELECTION OF DIRECTORS
 Nominees .....................................................................  22
 Incumbent Directors ..........................................................  22
 Director Relationships .......................................................  22
 Meetings and Committees of the Board of Directors ............................  23
 Director Compensation ........................................................  23
 Executive Officers ...........................................................  24
 Executive Compensation .......................................................  24
 Stock Options ................................................................  25
 Indebtedness and Transactions of Management ..................................  26
 Other Matters ................................................................  26
 Proposals for 2000 Annual Meeting ............................................  26
 Additional Information .......................................................  26

REGULATION AND SUPERVISION ............................ 27
 Regulation of Catawba Valley Bank .................... 27
 Reguation of Catawba Valley Bancshares, Inc. ......... 29
 Branching ............................................ 30
 Recent Legislative Developments ...................... 30
LEGAL MATTERS ......................................... 30
EXPERTS ............................................... 30
FORWARD LOOKING STATEMENTS ............................ 30
WHERE YOU CAN GET MORE INFORMATION .................... 31
INFORMATION INCORPORATED BY REFERENCE ................. 31


Appendix I:      Agreement and Plan of Reorganization and Share Exchange
Appendix II:     Article 13 of North Carolina Business Corporation Act regarding Dissenters' Rights

                                    SUMMARY

     THIS SUMMARY HIGHLIGHTS THE MATERIAL TERMS OF THIS PROXY STATEMENT-PROSPECTUS. TO UNDERSTAND THE CATAWBA VALLEY BANK HOLDING COMPANY REORGANIZATION FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THIS TRANSACTION, YOU SHOULD READ THIS ENTIRE DOCUMENT, AND THE DOCUMENTS WE REFER YOU TO, CAREFULLY. SEE "WHERE YOU CAN GET MORE INFORMATION." (PAGE 31)


CATAWBA VALLEY BANK WILL REORGANIZE INTO A HOLDING COMPANY STRUCTURE (PAGE 7)

     Under a holding company reorganization agreement between Catawba Valley Bank and Catawba Valley Bancshares, Inc., all of the outstanding shares of Catawba Valley Bank stock will be automatically converted into the right to receive shares of Catawba Valley Bancshares, Inc. stock in a one-for-one exchange. As a result, Catawba Valley Bank will be owned by Catawba Valley Bancshares, Inc. and Catawba Valley Bank will continue its current business and operations as a North Carolina bank using its current name. So, for example, if you hold 100 shares of Catawba Valley Bank common stock, you would receive 100 shares of Catawba Valley Bancshares, Inc. common stock. The total cost of forming the holding company is estimated to be $50,000. The cost will be borne by Catawba Valley Bank.


FEDERAL INCOME TAX CONSEQUENCES (PAGE 10)

     We have structured the transaction so that Catawba Valley Bank shareholders would not recognize any gain or loss for federal income tax purposes. Lawyers will furnish an opinion that Catawba Valley Bank shareholders will not recognize any gain or loss for federal income tax purposes as a result of the holding company reorganization. This opinion is not binding on the Internal Revenue Service.

     SINCE TAX MATTERS CAN BE COMPLICATED, AND TAX RESULTS MAY VARY AMONG SHAREHOLDERS, WE URGE YOU TO CONTACT YOUR OWN TAX ADVISOR TO UNDERSTAND FULLY HOW THE TRANSACTION WILL AFFECT YOU.


REASONS FOR THE REORGANIZATION (PAGE 8)

     The Board of Directors of Catawba Valley Bank believes that the holding company reorganization is in the best interests of shareholders and unanimously recommends that the shareholders vote "FOR" its approval. The Board also believes that a holding company structure will open up attractive opportunities to increase growth and diversity in its lines of products, without sacrificing its hometown philosophy and way of doing business.


ANNUAL MEETING (PAGE 6)

     Catawba Valley Bank will hold its annual meeting of shareholders at 2:00 p.m. local time on May 25, 1999, at the offices of J.C. Bradford & Co., 400 Second Avenue, N.W., Hickory, North Carolina.


THE COMPANIES (PAGE 18)

   Catawba Valley Bank
   1039 Second Street, N.E.
   Hickory, North Carolina 28601
     (828) 431-2300

     Catawba Valley Bank is a state-chartered commercial bank organized under the laws of the State of North Carolina. Catawba Valley Bank's main office is in Hickory, North Carolina at the address above. Catawba Valley Bank has two branch offices, one in Hickory and one in Newton, North Carolina.

   Catawba Valley Bancshares, Inc.
   1039 Second Street, N.E.
   Hickory, North Carolina 28601
   (828) 431-2300

     Catawba Valley Bancshares, Inc. is a North Carolina corporation formed to be the owner of all of Catawba Valley Bank's issued and outstanding shares. If Catawba Valley Bank shareholders approve the holding company reorganization agreement, then Catawba Valley Bancshares, Inc. will own all of the shares of Catawba Valley Bank and the former Catawba Valley Bank shareholders will become the owners of all of Catawba Valley Bancshares, Inc.'s shares.

AGREEMENT GOVERNING THE TRANSACTION IS ATTACHED

     We have attached the holding company reorganization agreement as Appendix I at the back of this Proxy Statement-Prospectus. We encourage you to read this agreement as it is the legal document that governs the transaction.


MAJORITY VOTE REQUIRED TO APPROVE THE TRANSACTION (PAGE 7)

     Approval of the holding company reorganization (Proposal 1) requires the affirmative vote of the holders of at least a majority of the outstanding shares of Catawba Valley Bank common stock. A shareholder's failure to vote will have the effect of a vote against approval of the transaction. In Proposal 2, the three (3) individuals receiving the greatest number of votes will be elected.

     Directors and executive officers of Catawba Valley Bank own about 26.53% of the shares that may be cast at the meeting, and we expect them to vote in favor of the holding company reorganization and for each of the three (3) nominees for director.

     Brokers who hold shares as nominees, or in "street name," will not have the authority to vote such shares in the holding company reorganization unless they receive instructions from the shareholder whose account they hold.

     If we receive shareholder approval, we currently expect to complete the holding company reorganization in June 1999 assuming receipt of approvals from all regulatory authorities.


RECORD DATE FOR THE MEETING IS MARCH 31, 1999.

     If you owned shares of Catawba Valley Bank at the close of business on March 31, 1999, you may vote on the matters to be considered at the meeting.

     On March 31, 1999, there were 1,351,910 shares of Catawba Valley Bank common stock outstanding. Each Catawba Valley Bank shareholder will have one vote at the meeting for each share of stock they owned on such date.


OTHER MATTERS TO BE ACTED ON (PAGE 22)

     Since this is the annual meeting of shareholders, the shareholders are being asked to also take the following actions at the annual meeting:

   1. Elect three members of the Board of Directors for three year terms.

   2. To act on any other matters that may lawfully be brought before the annual meeting.


DISSENTERS' RIGHTS (PAGE 11)

     Shareholders who vote against or abstain from voting on the holding company reorganization (Proposal 1) and properly exercise their dissenters' rights prior to the annual shareholders' meeting have the right to receive a cash payment for the fair value of their shares of Catawba Valley Bank common stock. In order to exercise these rights, shareholders must comply with Article 13 of the North Carolina Business Corporation Act, which is attached as Appendix II to this Proxy Statement-Prospectus. If you wish to dissent, please read this information carefully as you must take affirmative steps to preserve your rights.


LISTING OF CATAWBA VALLEY BANCSHARES, INC. COMMON STOCK

     Catawba Valley Bancshares, Inc. will list its shares to be issued in connection with the holding company reorganization on the Nasdaq SmallCap
Market under the symbol "    ". Nasdaq will first have to approve our
application for this listing.


EXCHANGE OF SHARE CERTIFICATES (PAGE 9)

     Certificates representing shares of Catawba Valley Bank stock will not automatically represent shares of Catawba Valley Bancshares, Inc. stock. Shareholders will need to exchange their Catawba Valley Bank stock certificates for Catawba Valley Bancshares, Inc. stock certificates after the transaction is completed. We will mail you information following the date on which we complete the holding company reorganization.

                              GENERAL INFORMATION

CATAWBA VALLEY BANK ANNUAL MEETING

     GENERAL. This Proxy Statement-Prospectus is being furnished to the shareholders of Catawba Valley Bank in connection with the solicitation by the Board of Directors of Catawba Valley Bank of proxies for use at the Catawba Valley Bank annual meeting of shareholders. The purposes of the Catawba Valley Bank annual meeting are to consider and vote on (a) the adoption and approval of the Agreement and Plan of Reorganization and Share Exchange, dated as of February 16, 1999 (the "Agreement") pursuant to which Catawba Valley Bank will become a wholly-owned subsidiary of Catawba Valley Bancshares, Inc.; and (b) election of three directors for three year terms.

     The principal executive offices of both Catawba Valley Bancshares, Inc. and Catawba Valley Bank are located at 1039 Second Street, N.E., Hickory, North Carolina 28601. Their telephone number is (828) 431-2300.

     This Proxy Statement-Prospectus is first being mailed to shareholders on or about April 16, 1999.

     RECORD DATE; VOTING RIGHTS. Catawba Valley Bank shareholders of record at the close of business on March 31, 1999 (the "Record Date") are entitled to vote at the annual meeting, or at any adjournment or postponement. As of the Record Date, there were 1,351,910 shares of Catawba Valley Bank Common Stock outstanding and entitled to vote held of record by 1,585 persons. Each share of Catawba Valley Bank Common Stock entitles the holder to one vote on each matter submitted to a vote at the meeting. Pursuant to the Bylaws of Catawba Valley Bank, a majority of the votes entitled to be cast by holders of Catawba Valley Bank Common Stock, represented in person or by proxy, will constitute a quorum for the transaction of business at the meeting. In accordance with North Carolina law, shareholders will not be permitted to vote cumulatively in the election of directors.

     In the case of Proposal 1, the affirmative vote of the holders of a majority of the issued and outstanding shares of Catawba Valley Bank Common Stock is required by Article 11 of the North Carolina Business Corporation Act (the "NCBCA") to approve the Agreement and the reorganization of Catawba Valley Bank into a holding company. In the case of Proposal 2, the three directors receiving the greatest number of votes shall be elected.

     The executive officers and directors of Catawba Valley Bank, together with their affiliates, beneficially owned, directly or indirectly, as of December 31, 1998, an aggregate of 390,853 shares of Catawba Valley Bank Common Stock (including 120,790 shares subject to outstanding, vested stock options capable of being exercised in the next 60 days). This number of shares constituted 26.53% of the total number of shares outstanding and entitled to vote on that date plus the number of shares capable of being issued within 60 days upon the exercise of stock options. Of that amount, non-employee directors own 289,311 shares of Catawba Valley Bank Common Stock (including 104,290 shares subject to outstanding, vested stock options), or 19.86% of the total, and principal officers of Catawba Valley Bank own 101,542 of such shares (including 16,500 shares subject to outstanding stock options), or 7.42% of the total.

     R. Steve Aaron, currently the sole director and officer of Catawba Valley Bancshares, Inc., owns one share of Catawba Valley Bancshares, Inc. Common Stock, or 100% of the total, with nominal value. We expect that Catawba Valley Bancshares, Inc. will cancel Mr. Aaron's share after consummation of the holding company reorganization. The result will be that the same persons who held Catawba Valley Bank Common Stock before the transaction (except if anyone exercises dissenters' rights) will own Catawba Valley Bancshares, Inc. Common Stock after the transaction without any change in the number of their shares.

     SOLICITATION, REVOCATION AND USE OF PROXIES. A proxy card is enclosed for your use. YOU ARE SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CATAWBA VALLEY BANK TO COMPLETE, DATE, SIGN, AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE, which is postage-paid if mailed in the United States.

     Since we need a majority of all outstanding Catawba Valley Bank shares to vote FOR the Agreement, if you neither submit a proxy card or vote in person at the annual meeting, you will, in effect, have voted AGAINST the Agreement and the reorganization of Catawba Valley Bank into a holding company. In addition, if you abstain, that will also be, in effect, a vote AGAINST the proposal, although your shares would still be counted toward the required quorum for the meeting.

     You may revoke your proxy at any time before it is actually voted at the annual meeting by delivering written notice of revocation to the Secretary of Catawba Valley Bank, Carole F. Teague, 1039 Second Street, N.E., Hickory, NC 28601, by submitting a subsequently dated proxy, or by attending the annual meeting and withdrawing the proxy. Each unrevoked proxy card properly executed and received prior to the close of the annual meeting will be voted as indicated. Where specific instructions are not indicated, the proxy will be voted "FOR" each of the Proposals listed in the notice of the meeting.

     The expense of preparing, printing and mailing this Proxy Statement-Prospectus will be paid by Catawba Valley Bank. In addition to the use of the mails, proxies may be solicited personally or by telephone by regular employees of Catawba Valley Bank without additional compensation. Catawba Valley Bank will reimburse banks, brokers and other custodians, nominees and fiduciaries for their costs in sending the proxy materials to the beneficial owners of Catawba Valley Bank Common Stock.


AUTHORIZATION TO VOTE ON ADJOURNMENT AND OTHER MATTERS

     By signing a proxy, Catawba Valley Bank shareholders will be authorizing the proxyholder to vote in his discretion regarding any procedural motions which may come before the annual meeting. For example, this authority could be used to adjourn the annual meeting if Catawba Valley Bank believes it is desirable to do so. Adjournment or other procedural matters could be used to obtain more time before a vote is taken in order to solicit additional proxies or to provide additional information to shareholders. However, proxies voted against the proposals will not be used to adjourn the annual meeting. Catawba Valley Bank does not have any plans to adjourn the meeting at this time, but intends to do so, if needed, to promote shareholder interests.


   PROPOSAL 1: REORGANIZATION OF CATAWBA VALLEY BANK INTO A HOLDING COMPANY

     THE FOLLOWING INFORMATION DESCRIBES MATERIAL ASPECTS OF THE PROPOSED REORGANIZATION OF CATAWBA VALLEY BANK INTO A HOLDING COMPANY NAMED CATAWBA VALLEY BANCSHARES, INC. THE AGREEMENT IS ATTACHED AS APPENDIX I.


GENERAL

     Catawba Valley Bancshares, Inc. and Catawba Valley Bank entered into the Agreement pursuant to which Catawba Valley Bancshares, Inc. will become a bank holding company with Catawba Valley Bank as its wholly-owned subsidiary (the "Reorganization"). A copy of the Agreement is attached as Appendix I to this Proxy Statement-Prospectus. Catawba Valley Bancshares, Inc. is a newly-formed North Carolina corporation that was organized by Catawba Valley Bank for the purpose of effecting the Reorganization and, therefore, has no operating history. If the Reorganization is approved by the holders of Catawba Valley Bank Common Stock, and subject to the satisfaction of all other conditions set forth in the Agreement, including receipt of all required regulatory approvals, all of the outstanding shares of Catawba Valley Bank Common Stock (other than shares held by shareholders exercising dissenters' rights, if any) will be converted into the right to receive an equal number of shares of Catawba Valley Bancshares, Inc. Common Stock in a one-for-one exchange.

     After the effective date of the Reorganization, Catawba Valley Bank will continue its existing business and operations as a wholly-owned subsidiary of Catawba Valley Bancshares, Inc.. The consolidated assets, liabilities, shareholders' equity and income of Catawba Valley Bancshares, Inc. immediately following the effective date will be the same as those of Catawba Valley Bank immediately prior to the effective date. The Board of Directors of Catawba Valley Bancshares, Inc. is, and upon the effective date will continue to be, comprised of the current members of the Board of Directors of Catawba Valley Bank. The executive officers of Catawba Valley Bancshares, Inc. are, and upon the effective date will continue to be, substantially the same as the current executive officers of Catawba Valley Bank. Catawba Valley Bank will continue to operate under the name "Catawba Valley Bank" and its deposit accounts will continue to be insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). The corporate existence of Catawba Valley Bank will continue unaffected and unimpaired by the Reorganization, except that all of the outstanding shares of Catawba Valley Bank Common Stock (other than shares held by shareholders exercising dissenters' rights, if any) will be owned by Catawba Valley Bancshares, Inc. The current shareholders of Catawba Valley Bank will own all of the outstanding shares of Catawba Valley Bancshares, Inc. Common Stock after completion of the Reorganization.


VOTE REQUIRED

     Approval of the Agreement requires the approval of a majority of the issued and outstanding shares of Catawba Valley Bank. The required vote of shareholders is based upon the number of outstanding shares of Catawba Valley Bank Common Stock, and not the number of those shares that are actually voted. Accordingly, as we explained on page 6, anything but a vote "FOR" Proposal 1 will have the effect of a vote "AGAINST" Proposal 1. That is why your vote is very important. The failure to submit a proxy card or to vote in person at the annual meeting or an abstention from voting will have the same effect as a "NO" vote with respect to Proposal 1.

     THE CATAWBA VALLEY BANK BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE PROPOSED REORGANIZATION AND UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL AND ADOPTION OF THE AGREEMENT.


                          DESCRIPTION OF THE AGREEMENT

CATAWBA VALLEY BANK

     Catawba Valley Bank was incorporated under the laws of the State of North Carolina on October 3, 1995, and commenced operations as a state-chartered banking corporation on November 1, 1995. Catawba Valley Bank is not a member of the Federal Reserve System and has one subsidiary, Valley Financial Services, Inc. that has recently been organized to engage in agency services for various financial products. As of December 31, 1998, Catawba Valley Bank had assets of approximately $90 million, net loans outstanding of approximately $60 million, deposits of approximately $75 million and stockholders' equity of approximately $14 million.


CATAWBA VALLEY BANCSHARES, INC.

     Catawba Valley Bancshares, Inc. was incorporated on March 8, 1999 at the direction of the Board of Directors of Catawba Valley Bank to become a bank holding company with Catawba Valley Bank as its wholly-owned subsidiary. Catawba Valley Bancshares, Inc., upon the approval by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") of its application for approval to become a bank holding company, will be subject to regulation by the Federal Reserve Board. Upon consummation of the Reorganization, Catawba Valley Bancshares, Inc. will have no significant assets other than the shares of Catawba Valley Bank's capital stock acquired in the Reorganization, and will have no significant liabilities. Initially, Catawba Valley Bancshares, Inc. will neither own nor lease any property, but will instead use the premises, equipment and furniture of Catawba Valley Bank. At the present time, Catawba Valley Bancshares, Inc. does not intend to employ any persons other than certain executive officers, but will utilize the support staff of Catawba Valley Bank from time to time. Additional employees will be hired as appropriate, to the extent Catawba Valley Bancshares, Inc. expands its business in the future.


REASONS FOR THE REORGANIZATION

     Catawba Valley Bank's Board of Directors believes that the formation of a holding company creates a more flexible organizational structure that could provide benefits such as more options for funding Catawba Valley Bank's growth, the ability to accommodate distinct subsidiaries for additional lines of business, increased efficiency with regard to acquisition activities, and more corporate flexibility with regard to stock repurchases or redemptions. Catawba Valley Bank has no current plans for additional lines of business, but might consider such options in the future. Also, Catawba Valley Bank has no current plans for funding additional growth, although it evaluates acquisition opportunities on a regular basis. Effecting any such acquisition may necessitate additional capital funding. A holding company structure would be consistent with Catawba Valley Bank's stated strategy of positioning Catawba Valley Bank to seize opportunities that it expects to result from the consolidation of the financial services industry.


EFFECTIVE DATE

     The date and time on which the Reorganization is effective will be the first business day following the date on which Catawba Valley Bancshares, Inc. files Articles of Share Exchange in accordance with the NCBCA. We refer to this date and time as the "Effective Date."


ACTIONS AT THE EFFECTIVE DATE

     The Reorganization will be accomplished through the following steps:

   o Catawba Valley Bancshares, Inc. has been incorporated as a North Carolina corporation. The primary purpose of Catawba Valley Bancshares, Inc. is to become the bank holding company for Catawba Valley Bank.

   o At the Effective Date, Catawba Valley Bancshares, Inc. will exchange shares of its Common Stock for all the shares of Catawba Valley Bank Common Stock issued and outstanding immediately prior to the Effective Date on a one-for-one basis. As an example, if a Catawba Valley Bank shareholder owned 100 shares of Catawba Valley Bank's stock before the Effective Date, he or she would receive 100 shares of Catawba Valley Bancshares, Inc. in the Reorganization.

   o Not more than 20 days following the Effective Date, Catawba Valley Bancshares, Inc. will cause First-Citizens Bank and Trust Company, the transfer agent for Catawba Valley Bank Common Stock (the "Exchange Agent"), to mail to each former shareholder of Catawba Valley Bank of record immediately prior to the Effective Date written instructions and transmittal materials for use in surrendering shares of Catawba Valley Bank Common Stock to the Exchange Agent.

   o Upon the proper delivery to the Exchange Agent by a Catawba Valley Bank shareholder of his or her Catawba Valley Bank share certificates, the Exchange Agent will register in the name of such shareholder the shares of Catawba Valley Bancshares, Inc. Common Stock and deliver new share certificates to the Catawba Valley Bank shareholder.

   o Catawba Valley Bank shareholders have the right to dissent from the Reorganization if they follow the procedure in the NCBCA. We have explained that procedure under "Dissenters' Rights" beginning on page and have also included a copy of the statute itself in Appendix II to this Proxy Statement-Prospectus.


CONDITIONS TO THE REORGANIZATION

     The Agreement provides that the obligations of Catawba Valley Bank and Catawba Valley Bancshares, Inc. to consummate the Reorganization are subject to the satisfaction of the following conditions:

   o the approval of the Agreement by the affirmative vote of the holders of a majority of the issued and outstanding shares of Catawba Valley Bank Common Stock;

   o the approval by the Federal Reserve Board of Catawba Valley Bancshares, Inc.'s application to become a holding company under the Bank Holding Company Act of 1956 (the "BHC Act");

   o the receipt of all other consents and approvals and the satisfaction of all other requirements necessary to the consummation of the Reorganization;

   o the receipt of a favorable opinion from Catawba Valley Bank's legal counsel as to the federal income tax consequences of the Reorganization; and

   o expiration of any waiting period required by any supervisory authority to complete the transaction.

Although we have filed the appropriate application with the Federal Reserve Board under the BHC Act, there are no assurances that all conditions will be satisfied and that the Reorganization will be consummated.


TERMINATION

     The Agreement may be terminated prior to the Effective Date if:

   o any condition precedent to the Reorganization has not been fulfilled or waived;

   o any action, suit, proceeding or claim has been instituted, made or threatened relating to the Agreement which makes consummation of the transaction inadvisable in the opinion of the Board of Directors of Catawba Valley Bank or Catawba Valley Bancshares, Inc.;

   o the number of shares of Catawba Valley Bank Common Stock owned by dissenting shareholders, if any, makes consummation inadvisable in the opinion of Catawba Valley Bank or Catawba Valley Bancshares, Inc.; or

   o for any other reason, consummation of the transaction is inadvisable in the opinion of the Board of Directors of Catawba Valley Bank or Catawba Valley Bancshares, Inc.


EXCHANGE OF STOCK CERTIFICATES

     At the Effective Date, a certificate representing one share of Catawba Valley Bank Common Stock will represent the right to be exchanged for one share of Catawba Valley Bancshares, Inc. Common Stock, except for certificates representing Catawba Valley Bank shares whose holders, if any, have exercised dissenters' rights. After the Effective Date, shareholders will exchange their present certificates for new certificates representing shares of Catawba Valley Bancshares, Inc. Common Stock. Catawba Valley Bank shareholders will be notified by Catawba Valley Bancshares, Inc. as to the procedure for the exchange of Catawba Valley Bank Common Stock certificates for Catawba Valley Bancshares, Inc. Common Stock certificates. Your present stock certificates will for all purposes after the Effective Date, until exchanged with the Exchange Agent, evidence only the exchange rights for which the Agreement provides or, if applicable, the rights of a dissenting shareholder.

EFFECT OF THE REORGANIZATION ON CATAWBA VALLEY BANK'S STOCK OPTION PLANS

     GENERAL. On May 14, 1996, the Catawba Valley Bank shareholders approved, the Catawba Valley Bank Incentive Stock Option Plan (the "ISO Plan") and on April 22, 1997 the shareholders approved the Catawba Valley Bank 1997 Nonqualified Stock Option Plan for Directors (the "NQSO Plan") (individually, a "Plan" or collectively, the "Plans"). On March 22, 1999 the Catawba Valley Bancshares, Inc. Board of Directors and sole shareholder approved the following actions:

   o Catawba Valley Bancshares, Inc.'s assumption of the Plans; and

   o amendments to the Plans to eliminate restrictions applicable to bank stock plans, but not holding company stock option plans, under the North Carolina banking laws (for example, restrictions on the number of shares allocable to any single optionee, restrictions on the total number of shares that may be issued under the Plans, restrictions relating to the cashless exercise of options, and, in the case of the NQSO Plan, restrictions on the stock purchase price).

     PURPOSES. The purposes of the Plans are to advance the interests of Catawba Valley Bancshares, Inc. by making shares of Catawba Valley Bancshares, Inc.'s stock available for purchase by persons who are in a position to make significant contributions to the success of Catawba Valley Bancshares, Inc.. An effect of this arrangement is to further align the interests of these persons with those of Catawba Valley Bancshares, Inc.'s shareholders.

     NUMBER OF SHARES. In conjunction with the Reorganization, Catawba Valley Bancshares, Inc. will reserve the same number of shares as previously reserved by Catawba Valley Bank. If any option granted under a Plan expires or terminates for any reason without having been exercised in full, the unpurchased shares of Common Stock subject to the expired or terminated option will be available for future options under that Plan.

     ELIGIBLE RECIPIENTS. The ISO Plan permits grants of incentive stock options to officers and employees designated by the committee administering the Plan, while the NQSO Plan permits grants of nonqualified stock options to directors. In determining the eligibility of an employee to receive options under each Plan, the committee may take into account the position and responsibilities of the employee, the nature of the services rendered by the employee, the employee's present and potential contributions to the success of the acquisition, and such other factors as the committee deems relevant.

     ADMINISTRATION. Both Plans provide for administration by a Board-appointed committee, consisting of two or more non-employee directors. The Compensation Committee of Catawba Valley Bancshares, Inc.'s Board of Directors has assumed all responsibilities with regard to administering the Plans. In general, the Compensation Committee has broad discretionary authority regarding the Plans, including the authority:

   o to determine which persons shall be granted options and the amount of such options,

   o to determine and construe the terms and provisions of the agreements and other documents by which options are granted and accepted, and

   o to make all other determinations that the Compensation Committee deems necessary or desirable for the administration of the Plans.

     OPTIONS HELD BY CATAWBA VALLEY BANK DIRECTORS AND OFFICERS. As of the Record Date, directors and executive officers of Catawba Valley Bank held an aggregate of 121,535 shares of Catawba Valley Bank Common Stock subject to presently exercisable stock options. An additional 35,750 shares of Catawba Valley Bank Common Stock, subject to outstanding stock options that are not presently exercisable, are held by executive officers of Catawba Valley Bank.


FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION

     Catawba Valley Bank expects to receive an opinion of Moore & Van Allen, PLLC to the effect that, among other things:

   o The proposed Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code").

   o No gain or loss will be recognized by Catawba Valley Bank's shareholders on the receipt of Catawba Valley Bancshares, Inc.'s Common Stock in exchange for their Catawba Valley Bank Common Stock.

   o The basis of each Catawba Valley Bank shareholder in Catawba Valley Bancshares, Inc.'s Common Stock received by such shareholder will be the same as the basis of Catawba Valley Bank Common Stock surrendered in exchange therefor.

   o The holding period of Catawba Valley Bancshares, Inc.'s Common Stock received by each Catawba Valley Bank shareholder will include the holding period of the Catawba Valley Bank Common Stock surrendered in exchange therefor, provided that the Catawba Valley Bank Common Stock is held as a capital asset at the effective time of the Reorganization.

   o If a Catawba Valley Bank shareholder dissents from the Reorganization and receives cash in exchange for his Catawba Valley Bank Common Stock, the receipt of such cash will be a taxable transaction and will be treated as a distribution and redemption of his shares, subject to the provisions and limitations of Sections 301 and 302 of the Code.

     The opinion assumes, among other things, that the Reorganization will be consummated as described in the Agreement, and that payment to dissenters will not exceed the fair market value of the Catawba Valley Bancshares, Inc. Common Stock issued in the Reorganization as of the Effective Time.

     The tax opinion will not address state or local tax consequences, and shareholders are advised to consult their own tax advisors for advice on these matters.

     The tax opinion is not binding on the Internal Revenue Service.


ACCOUNTING TREATMENT OF THE REORGANIZATION

     The Reorganization is expected to be characterized as, and treated similarly to, a "pooling of interests" (rather than a "purchase") for financial reporting and related purposes, with the result that the accounts of Catawba Valley Bank and Catawba Valley Bancshares, Inc. will be combined.


                              DISSENTERS' RIGHTS

     Article 13 (entitled "Dissenters' Rights") of the NCBCA sets forth the rights of the Catawba Valley Bank shareholders who object to the Reorganization. The following is a summary of the material terms of the statutory procedures to be followed by a holder of Catawba Valley Bank Common Stock in order to dissent from the Reorganization and perfect dissenters' rights under the NCBCA. A copy of Article 13 of the NCBCA is attached as Appendix II hereto.

     If a Catawba Valley Bank shareholder elects to exercise such a right to dissent and demand appraisal, such shareholder must satisfy each of the following conditions:

      (a) such shareholder must give to Catawba Valley Bank and Catawba Valley Bank must actually receive, before the vote on approval or disapproval of the Reorganization is taken, written notice (the "Notice") of such shareholder's intent to demand payment for such shareholder's shares if the Reorganization is effectuated (this Notice must be in addition to and separate from any proxy or vote against the Reorganization; neither voting against, abstaining from voting, nor failing to vote on the Reorganization will constitute a Notice within the meaning of the NCBCA); and

      (b) such shareholder must not vote in favor of the Reorganization (a failure to vote will satisfy this requirement, but a vote in favor of the Reorganization, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval of the Reorganization or direction to abstain, will constitute a waiver of such shareholder's Dissenters' Rights).

     If the requirements of (a) and (b) above are not satisfied and the Reorganization becomes effective, a shareholder will not be entitled to payment for such shareholder's shares under the provisions of Article 13 of the NCBCA.

     Any Notices should be addressed to Catawba Valley Bank, 1039 Second Street, N.E., Hickory, North Carolina 28601, attention: R. Steve Aaron. The Notice must be executed by the holder of record of shares of Catawba Valley Bank Common Stock. A beneficial owner may assert Dissenters' Rights only if he dissents with respect to all Catawba Valley Bank Common Stock of which he is the beneficial owner. With respect to shares of Catawba Valley Bank Common Stock which are owned of record by a voting trust or by a nominee, the beneficial owner of such shares may exercise Dissenters' Rights if such beneficial holder also submits to Catawba Valley Bank the record holder's written consent to such exercise not later than the time such beneficial holder asserts the Dissenters' Rights. A record owner, such as a broker, who holds shares of Catawba Valley Bank Common Stock as a nominee for others, may exercise Dissenters' Rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner, provided such record owner dissents with respect to all Catawba Valley Bank Common Stock beneficially owned by any one person. In such case, the Notice submitted by such broker as record owner must set forth the name and address of the shareholder who is objecting to the Reorganization and demanding payment for such person's shares.

     If the Reorganization is approved, Catawba Valley Bank will be required to mail by registered or certified mail, return receipt requested, a written notice (the "Dissenters' Notice") to all shareholders who have satisfied the requirements of (a) and (b) above. The Dissenters' Notice must be sent no later than ten days after shareholder approval of the Reorganization, and must:

   o state where the payment demand must be sent and where and when certificates for shares of Company Common Stock must be deposited;

   o supply a form for demanding payment;

   o set a date by which Catawba Valley Bank must receive the payment demand (not fewer than 30 days nor more than 60 days after the Dissenters' Notice is mailed); and

   o include a copy of Article 13 of the NCBCA.

     A shareholder who receives a Dissenters' Notice must demand payment and deposit such shareholder's share certificates in accordance with the terms of the Dissenters' Notice. A shareholder who demands payment and deposits such shareholder's share certificates retains all other rights of a shareholder until these rights are canceled or modified by the Reorganization. A shareholder who does not demand payment or deposit such shareholder's share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for their shares under the NCBCA.

     Within 30 days after receipt of a demand for payment, Catawba Valley Bank is required to pay each dissenting shareholder the amount Catawba Valley Bank estimates to be the fair value of such shareholder's shares, plus interest accrued from the effective date of the Reorganization to the date of payment. The payment must be accompanied by:

   o Catawba Valley Bank's most recent available balance sheet, income statement and statement of cash flows as of the end of or for the fiscal year ending not more than 16 months before the date of payment, and the latest available interim financial statements, if any;

   o an explanation of how Catawba Valley Bank estimated the fair value of the shares;

   o an explanation of the interest calculation;

   o a statement of the dissenters' right to demand payment (as described below); and

   o a copy of Article 13 of the NCBCA.

     If the Reorganization is not consummated within 60 days after the date set for demanding payment and depositing share certificates, Catawba Valley Bank must, pursuant to the NCBCA, return the deposited certificates. If after returning the deposited certificates the Reorganization is consummated, Catawba Valley Bank must send a new Dissenters' Notice and repeat the payment demand procedure.

     A shareholder may, however, notify Catawba Valley Bank in writing of such shareholder's own estimate of the fair value of his shares and amount of interest due, and demand payment of the excess of such shareholder's estimate of the fair value of such shareholder's shares over the amount previously paid by Catawba Valley Bank if: (a) the shareholder believes that the amount paid is less than the fair value of Catawba Valley Bank Common Stock or that the interest is incorrectly calculated; (b) Catawba Valley Bank fails to make payment of its estimate of fair value to a shareholder within 30 days after receipt of a demand for payment; or (c) the Reorganization not having been consummated, Catawba Valley Bank does not return the deposited certificates within 60 days after the date set for demanding payment. A shareholder waives the right to demand payment unless such shareholder notifies Catawba Valley Bank of such shareholder's demand in writing within 30 days of Catawba Valley Bank's payment of its estimate of fair value (with respect to clause (a) above) or Catawba Valley Bank's failure to perform (with respect to clauses (b) and (c) in this paragraph). A shareholder who fails to notify Catawba Valley Bank of his demand within such 30-day period shall be deemed to have withdrawn such shareholder's dissent and demand of payment.

     If a demand for payment remains unsettled, the dissenting shareholder may commence a proceeding within 60 days after the earlier of (a) the date of his payment demand or (b) the date payment is made, by filing a complaint with the Superior Court Division of the North Carolina General Court of Justice to determine the fair value of the shares and accrued interest. If the dissenting shareholder does not commence the proceeding within such 60-day period, the dissenting shareholder shall be deemed to have withdrawn the dissent and demand for payment.

     The court in such an appraisal proceeding will determine all costs of the proceeding and assess the costs as it finds equitable. The proceeding is to be tried as in other civil actions; however, the dissenting shareholder will not have the right to a trial by jury. The court may also assess the fees and expenses of counsel and expenses for the respective parties, in the amounts the court finds equitable: (a) against Catawba Valley Bank if the court finds that it did not comply with the statutes; or (b) against Catawba Valley Bank or the dissenting shareholder, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders, and that the fees for those services should not be assessed against Catawba Valley Bank, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenting shareholders who were benefited.

     THE SUMMARY SET FORTH ABOVE DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF THE NCBCA RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPLICABLE SECTIONS OF THE NCBCA, WHICH ARE INCLUDED AS APPENDIX II TO THIS PROXY STATEMENT-PROSPECTUS. SHAREHOLDERS INTENDING TO EXERCISE THEIR DISSENTERS' RIGHTS ARE URGED TO REVIEW CAREFULLY APPENDIX II AND TO CONSULT WITH LEGAL COUNSEL SO AS TO BE IN STRICT COMPLIANCE THEREWITH.

     The Agreement provides that if the Board of Directors of Catawba Valley Bank determines that the holders of a sufficient number of shares of Catawba Valley Bank Common Stock have dissented from the Reorganization so that consummation of the Reorganization is inadvisable, the Board of Directors of Catawba Valley Bank may terminate the Agreement. In that regard, Catawba Valley Bank currently anticipates that it would terminate the Agreement if more than 135,190 shares of Catawba Valley Bank Common Stock dissent from the Reorganization. To comply with the requirements for a reorganization under
Section 368(a)(1)(B) of the Code, the Agreement provides that Catawba Valley Bank will establish an escrow fund from which all payments to dissenting Catawba Valley Bank shareholders (if any) will be made. Catawba Valley Bancshares, Inc. will not contribute any funds to the escrow fund. Section 368(a)(1)(B) applies to the acquisition by one corporation, in exchange solely for all or a part of its voting stock, of stock of another corporation, and no cash consideration may be paid by the acquiror. Accordingly, it is necessary that all cash payments to dissenters of the acquired corporation be paid from funds of the acquired corporation, and not from funds of the acquiring corporation. The escrow fund mechanism described above was included in the Agreement to ensure that any and all Catawba Valley Bank dissenters would be paid from Catawba Valley Bank's funds and that the Reorganization would remain eligible for treatment as a reorganization under Section 368(a)(1)(B) of the Code.


        DESCRIPTION OF CATAWBA VALLEY BANCSHARES, INC.'S CAPITAL STOCK

     The following is a summary of the material provisions of Catawba Valley Bancshares, Inc.'s Articles of Incorporation and Bylaws.


GENERAL

     The Articles of Incorporation of Catawba Valley Bancshares, Inc. authorize the issuance of 10,000,000 shares of capital stock, consisting of 9,000,000 shares of common stock, par value $1.00 per share, and 1,000,000 shares of preferred stock at no par value. There is one share of Catawba Valley Bancshares, Inc. Common Stock currently issued and outstanding, which is owned by R. Steve Aaron. There is currently no established public trading market for Catawba Valley Bancshares, Inc. Common Stock.

     On the Effective Date, the currently outstanding share of Catawba Valley Bancshares, Inc. Common Stock will be redeemed and canceled, and there will be, subject to the exercise of Dissenters' Rights, 1,351,910 shares outstanding as a result of the exchange of shares of Catawba Valley Bancshares, Inc. Common Stock for shares of Catawba Valley Bank Common Stock.

     In the future, the authorized but unissued and unreserved shares of Catawba Valley Bancshares, Inc. Common Stock will be available for issuance for general purposes, including, but not limited to, possible issuance as stock dividends or stock splits, future mergers or acquisitions, or future private placements or public offerings. Except as otherwise may be required to approve a merger or other transaction in which the additional authorized shares of Catawba Valley Bancshares, Inc. Common Stock would be issued, no shareholder approval will be required for the issuance of those shares. See pages 15-18 for a discussion of the rights of the holders of Catawba Valley Bancshares, Inc. Common Stock as compared to the holders of Catawba Valley Bank Common Stock.

COMMON STOCK

     GENERAL. Each share of Catawba Valley Bancshares, Inc. Common Stock has the same relative rights as, and is identical in all respects to, each other share of Catawba Valley Bancshares, Inc. Common Stock.

     DIVIDEND RIGHTS. As a North Carolina corporation, Catawba Valley Bancshares, Inc. will not be directly subject to the restrictions on the payment of dividends applicable to Catawba Valley Bank. Holders of shares of Catawba Valley Bancshares, Inc.'s Common Stock will be entitled to receive such cash dividends as the Board of Directors of Catawba Valley Bancshares, Inc. may declare out of funds legally available therefor. However, the payment of dividends by Catawba Valley Bancshares, Inc. will be subject to the restrictions of North Carolina law applicable to the declaration of dividends by a business corporation. Under such provisions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights. After the Reorganization is consummated, the ability of Catawba Valley Bancshares, Inc. to pay dividends to the holders of shares of Catawba Valley Bancshares, Inc. Common Stock will, at least initially, be completely dependent upon the amount of dividends Catawba Valley Bank pays to Catawba Valley Bancshares, Inc. See "Comparison of the Rights of Shareholders -- Comparison of the Rights of Holders of Catawba Valley Bank Common Stock and Catawba Valley Bancshares, Inc. Common Stock -- Payment of Dividends".

     VOTING RIGHTS. Each share of Catawba Valley Bancshares, Inc. Common Stock will entitle the holder thereof to one vote on all matters upon which shareholders have the right to vote. In addition, the Board of Directors of Catawba Valley Bancshares, Inc. is classified so that approximately one-third of the directors will be elected each year. Shareholders of Catawba Valley Bancshares, Inc. are not entitled to cumulate their votes for the election of directors. See "Comparison of the Rights of Shareholders -- Comparison of the Rights of Holders of Catawba Valley Bank Common Stock and Catawba Valley Bancshares, Inc. Common Stock -- Voting Rights".

     LIQUIDATION RIGHTS. In the event of any liquidation, dissolution or winding up of Catawba Valley Bancshares, Inc., the holders of shares of Catawba Valley Bancshares, Inc. Common Stock will be entitled to receive, after payment of all debts and liabilities of Catawba Valley Bancshares, Inc., all remaining assets of Catawba Valley Bancshares, Inc. available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of Catawba Valley Bank, Catawba Valley Bancshares, Inc., as the holder of all shares of Catawba Valley Bank Common Stock upon completion of the Reorganization would be entitled to receive payment of all debts and liabilities of Catawba Valley Bank (including all deposits and accrued interest thereon) and all remaining assets of Catawba Valley Bank available for distribution in cash or in kind.

     PREEMPTIVE RIGHTS; REDEMPTION. Holders of shares of Catawba Valley Bancshares, Inc. Common Stock will not be entitled to preemptive rights with respect to any shares that may be issued. Catawba Valley Bancshares, Inc. Common Stock is not subject to call or redemption.


CERTAIN PROVISIONS HAVING POTENTIAL ANTI-TAKEOVER EFFECTS

     GENERAL. The following is a summary of the material provisions of Catawba Valley Bancshares, Inc.'s Articles of Incorporation and Bylaws which address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by the Board of Directors of Catawba Valley Bancshares, Inc. (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. All references to the Articles of Incorporation and Bylaws are to the Catawba Valley Bancshares, Inc.'s Articles of Incorporation and Bylaws in effect as of the date of this Proxy Statement-Prospectus.

     CLASSIFICATION OF THE BOARD OF DIRECTORS. The Bylaws provide that if the number of directors is nine or more (the number of directors is currently 9), the Board of Directors of Catawba Valley Bancshares, Inc. shall be divided into three classes, Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected (except for the initial directors of Catawba Valley Bancshares, Inc., whose terms may be shorter than three years as necessary to effect the classification process). A director elected to fill a vacancy shall serve for the remainder of the term of the present term of office of the class to which he or she was elected. As a result of the classification of the Board of Directors of Catawba Valley Bancshares, Inc., approximately one-third of the members of the Board of Directors of Catawba Valley Bancshares, Inc. will be elected each year, and two annual meetings will be required for Catawba Valley Bancshares, Inc.'s shareholders to change a majority of the members constituting the Board of Directors of Catawba Valley Bancshares, Inc.

     REMOVAL OF DIRECTORS; FILLING VACANIES. Catawba Valley Bancshares, Inc.'s Bylaws provide that (a) shareholders may remove one or more of the directors with or without cause; (b) a director may be removed by the shareholders only if the number of votes cast for the removal exceeds the number of votes cast against the removal; and (c) a director may not be removed by the shareholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is removal of the director. Vacancies occurring in the Board of Directors of Catawba Valley Bancshares, Inc. may be filled by the shareholders or a majority of the remaining directors, even though less than a quorum, or by the sole remaining director.

     AMENDMENT OF BYLAWS. Subject to certain restrictions described below, either a majority of the Board of Directors or the shareholders of Catawba Valley Bancshares, Inc. may amend or repeal the Bylaws. A bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the Board of Directors of Catawba Valley Bancshares, Inc. Generally, the shareholders of Catawba Valley Bancshares, Inc. may adopt, amend, or repeal the Bylaws in accordance with the NCBCA.

     SPECIAL MEETINGS OF SHAREHOLDERS. Catawba Valley Bancshares, Inc.'s Bylaws provide that special meetings of shareholders may be called only by the Chief Executive Officer, President, Secretary or Board of Directors of Catawba Valley Bancshares, Inc. As a result, this provision would prevent shareholders from compelling shareholder consideration of any proposal (such as a proposal for a merger or business combination) over the opposition of Catawba Valley Bancshares, Inc.'s Board of Directors.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Catawba Valley Bancshares, Inc. Common Stock is expected to be First-Citizens Bank & Trust Company.


                   COMPARISON OF THE RIGHTS OF SHAREHOLDERS

     GENERAL. Upon consummation of the Reorganization, shareholders of Catawba Valley Bank, other than those shareholders who properly exercise Dissenters' Rights, will become shareholders of Catawba Valley Bancshares, Inc. Certain legal distinctions exist between owning Catawba Valley Bancshares, Inc. Common Stock and Catawba Valley Bank Common Stock. The shareholders of Catawba Valley Bancshares, Inc. will be governed by and subject to the Articles of Incorporation and Bylaws of Catawba Valley Bancshares, Inc. rather than the Articles of Incorporation and Bylaws of Catawba Valley Bank. Catawba Valley Bancshares, Inc. is a corporation governed by the laws of the State of North Carolina applicable to business corporations, while Catawba Valley Bank is a commercial bank governed by the banking laws of North Carolina, which incorporate the corporate laws of North Carolina only to the extent they do not conflict with the banking laws. NEITHER THE CATAWBA VALLEY BANK COMMON STOCK NOR THE CATAWBA VALLEY BANCSHARES, INC. COMMON STOCK ARE INSURED BY THE FDIC OR GUARANTEED BY THE ISSUER AND ARE BOTH SUBJECT TO INVESTMENT RISK, INCLUDING THE POSSIBLE LOSS OF VALUE.

     The following is a summary of the material differences in the rights of holders of Catawba Valley Bancshares, Inc. Common Stock and of holders of Catawba Valley Bank Common Stock. Shareholders should consult with their own legal counsel with respect to specific differences and changes in their rights as shareholders which will result from the proposed Reorganization.

     CAPITAL STRUCTURE. Catawba Valley Bank's Articles of Incorporation authorize the issuance of up to 20,000,000 shares of common stock, par value $5.00 per share, and there are currently 1,351,910 shares issued and outstanding.

     Catawba Valley Bancshares, Inc.'s Articles of Incorporation authorize the issuance of up to 9,000,000 shares of $1.00 par value common stock. Because the exchange of shares by virtue of the Reorganization is to be one-for-one (and Catawba Valley Bancshares, Inc. will redeem and cancel the single share previously issued by it for nominal consideration), Catawba Valley Bancshares, Inc. will have the same number of shares issued and outstanding immediately after consummation of the Reorganization as Catawba Valley Bank did before, except to the extent that any shareholders of Catawba Valley Bank perfect their appraisal rights of dissent and receive cash rather than Catawba Valley Bancshares, Inc. Common Stock.

     VOTING RIGHTS. In general, each holder of Catawba Valley Bank Common Stock and Catawba Valley Bancshares, Inc. Common Stock is entitled to one vote per share on all matters submitted to a vote of shareholders. In the election of directors, each holder of Catawba Valley Bank Common Stock and of Catawba Valley Bancshares, Inc. Common Stock has the right to vote the number of shares owned by him or her on the record date for as many persons as there are directors to be elected. Cumulative voting is not available with respect to the election of directors of Catawba Valley Bank or Catawba Valley Bancshares, Inc.

     Under North Carolina banking law, Catawba Valley Bank may effect a merger with or transfer of all of its assets and liabilities to another bank, or may dissolve, only upon the affirmative vote of the holders of at least two-thirds of Catawba Valley Bank's outstanding shares of Common Stock. Under North Carolina corporate law (the effect of which is not altered by Catawba Valley Bancshares, Inc.'s Articles of Incorporation or Bylaws), Catawba Valley Bancshares, Inc. may effect a merger with or transfer of all of its assets and liabilities to another corporation, or may dissolve upon the affirmative vote of the holders of at least a majority of Catawba Valley Bancshares, Inc.'s outstanding shares of Common Stock.

     DIRECTORS. The Bylaws of both Catawba Valley Bank and Catawba Valley Bancshares, Inc. provide that the Board of Directors shall have from 9 to 18 members. The Boards of Directors of both Catawba Valley Bank and Catawba Valley Bancshares, Inc. are currently comprised of the same 9 members. The Boards of Directors of both Catawba Valley Bank and Catawba Valley Bancshares, Inc. may fill vacancies arising in their directorships.

     The Articles of Incorporation of both Catawba Valley Bank and Catawba Valley Bancshares, Inc. provide that if the number of directors is at least nine, the terms of the directors shall be staggered. Catawba Valley Bank and Catawba Valley Bancshares, Inc. both currently have staggered Boards of Directors. Pursuant to the Articles of Incorporation, the directors are divided into three classes, each consisting of approximately one-third of the total directors. Each year, one class of the directors comes up for election, resulting in director terms of three years.

     ASSESSMENT. Section 53-42 of the General Statutes of North Carolina provides for the pro rata assessment of holders of capital stock of a state bank in the event that its capital becomes impaired. Such assessment is to be enforced by the sale, to the extent necessary, of the bank stock of any shareholder who fails to pay his or her assessment. Accordingly, the shares of Catawba Valley Bank Common Stock are subject to assessment as provided by such statute.

     All shares of Catawba Valley Bancshares, Inc.'s Common Stock will, upon consummation of the Reorganization, be fully paid and non-assessable.

     RIGHTS TO REPURCHASE STOCK. Under North Carolina banking law, Catawba Valley Bank may repurchase its stock only after approval by holders of two-thirds of its outstanding Common Stock and by the North Carolina Banking Commission. Under the BHC Act, no prior approval is required and, therefore, Catawba Valley Bancshares, Inc. will be allowed to purchase its own stock in the open market subject to applicable law and the availability of funds therefor. Under certain circumstances, stock repurchases by Catawba Valley Bancshares, Inc. will require the prior approval of the Federal Reserve Bank of Richmond. Catawba Valley Bancshares, Inc. may consider repurchases of its stock in the future, but there can be no assurance that Catawba Valley Bancshares, Inc. will conduct such repurchases.

     PAYMENT OF DIVIDENDS. The ability of Catawba Valley Bank to pay dividends on its Common Stock is restricted by North Carolina banking law and by tax considerations related to state-chartered banks. North Carolina law imposes restrictions on the ability of all banks chartered under North Carolina law to pay dividends. Catawba Valley Bank may only pay dividends out of undivided profits as determined pursuant to North Carolina General Statutes Section 53-87. In addition, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure the financial soundness of the bank. Although Catawba Valley Bancshares, Inc.'s ability to pay dividends will not be subject to these restrictions, such restrictions will indirectly affect Catawba Valley Bancshares, Inc. because dividends from Catawba Valley Bank will be a source of funds of Catawba Valley Bancshares, Inc. for the payment of dividends to shareholders of Catawba Valley Bancshares, Inc.

     Catawba Valley Bancshares, Inc. will be limited by certain restrictions imposed generally on North Carolina corporations. Subject to certain limitations and exceptions, cash dividends may not be paid if a corporation will not be able to pay its debts as they become due in the usual course of business after making such cash dividend distribution or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain liquidation preferential rights.


     LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES. The Articles of Incorporation of both Catawba Valley Bank and Catawba Valley Bancshares, Inc. eliminate a director's personal liability for breach of duty as a director to the fullest extent permitted by law. As required by North Carolina banking law, the Articles of Incorporation of Catawba Valley Bank qualify the elimination of liability for acts or omissions as to which the elimination of liability would be inconsistent with the provisions of North Carolina banking law or the business of banking.

     The Bylaws of both Catawba Valley Bank and Catawba Valley Bancshares, Inc. provide for indemnification to the fullest extent permitted by law. Under the Federal Deposit Insurance Act, as amended ("FDIA"), both Catawba Valley Bank and Catawba Valley Bancshares, Inc. would be prohibited from paying any indemnification with respect to any liability or legal expense incurred by a director, officer, or employee as a result of an action or proceeding by a federal banking agency resulting in a civil money penalty or certain other remedies against such person.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Catawba Valley Bancshares, Inc. pursuant to the forgoing provisions, Catawba Valley Bancshares, Inc. has been informed that in the opinion of the Securities and Exchange Commission ("SEC"), such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     CHANGE IN CONTROL REGULATION. Both Catawba Valley Bank and Catawba Valley Bancshares, Inc. have opted out of the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act, each of which, if applicable, would hinder the ability of a third party to acquire control of either company.

     The acquisition of more than ten percent (10%) of either the outstanding Catawba Valley Bancshares, Inc. Common Stock or the outstanding Catawba Valley Bank Common Stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978 (the "Change in Bank Control Act"). The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of an FDIC-insured state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days' prior written notice and certain financial and other information to the FDIC. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least twenty-five percent (25%) of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least ten percent (10%) of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.

     Prior approval of the Federal Reserve Board would be required for any acquisition of control of Catawba Valley Bank or Catawba Valley Bancshares, Inc. by any bank holding company under the BHC Act. Control for purposes of the BHC Act would be based on, among other things, a twenty-five percent (25%) voting stock test or on the ability of the holding company otherwise to control the election of a majority of the Board of Directors of Catawba Valley Bank or Catawba Valley Bancshares, Inc. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the BHC Act.

     The Exchange Act requires that a purchaser of any class of a corporation's securities registered under the Exchange Act notify the SEC and such corporation within ten days after its purchases exceed five percent of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to alter materially the corporation's business or corporate structure. In addition, any tender offer to acquire a corporation's securities is subject to the limitations and disclosure requirements of the Exchange Act.

     BYLAW CHANGES. The Bylaws of Catawba Valley Bancshares, Inc. are substantially the same as the Bylaws of Catawba Valley Bank. Certain differences exist because a few provisions of Catawba Valley Bank's Bylaws are required of banks by Chapter 53 of the North Carolina General Statutes and are not required of holding companies formed under the NCBCA. Therefore, although these provisions remain in Catawba Valley Bank's Bylaws, they were not incorporated into the Bylaws of Catawba Valley Bancshares, Inc.. The provisions of Catawba Valley Bank's Bylaws which were not incorporated into the Bylaws of Catawba Valley Bancshares, Inc. are that:

   o not less than three-fourths of the directors shall be residents of the State of North Carolina;

   o all directors are required to own stock of Catawba Valley Bank;

   o the Board of Directors has an option to establish and elect local boards of directors for branch offices to serve in an advisory capacity;

   o every director be required to take an oath; and

   o active officers and employees give bond.

     In addition, Catawba Valley Bancshares, Inc.'s Bylaws do not include certain bank-specific committees that are included in Catawba Valley Bank's Bylaws and do not permit shareholders to call a special meeting.

     Upon request, Catawba Valley Bank will provide its shareholders with copies of the Bylaws of both Catawba Valley Bank and Catawba Valley Bancshares, Inc. free of charge. Requests should be made to Carole F. Teague, at (828) 431-2300 or mailed to Catawba Valley Bank, 1039 Second Street, N.E., Hickory, North Carolina 28601, Attention: Carole F. Teague.


                     PRO FORMA CONSOLIDATED CAPITALIZATION

     The following table presents the pro forma consolidated capitalization of Catawba Valley Bancshares, Inc. and Catawba Valley Bank, as its subsidiary, at March 1, 1999, adjusted to give effect to the Reorganization as described in this Proxy Statement-Prospectus. The authorized number of shares of Common Stock of Catawba Valley Bancshares, Inc. is 9,000,000.



                                                                 CATAWBA      CATAWBA VALLEY      PRO FORMA
                                                               VALLEY BANK   BANCSHARES, INC.   CAPITALIZATION
                                                              ------------- ------------------   CONSOLIDATED
SHAREHOLDERS EQUITY:
Common Stock ................................................  $ 6,759,550          $10          $ 6,759,560
Additional Paid-In Capital ..................................    6,979,408           --            6,979,408
Retained Earnings ...........................................      573,868           --              573,868
Unrealized Gains on Securities Available for Sale Net of Tax         4,598           --                4,598
                                                               -----------          ---          -----------
Total Shareholders' Equity ..................................  $14,317,424          $10          $14,317,434
                                                               ===========          ===          ===========

                             FINANCIAL STATEMENTS

     A copy of Catawba Valley Bank's 1998 Annual Report to Shareholders, which includes audited statements of condition as of December 31, 1998 and 1997 and the related audited statements of operations, statements of changes in shareholders' equity and statements of cash flows for the years ended December 31, 1998, 1997 and 1996, prepared in conformity with generally accepted accounting principles, accompanies this Prospectus/Proxy Statement. However, the 1998 Annual Report is not considered to be a part of or incorporated into this Prospectus/Proxy Statement.


                   INFORMATION ABOUT CATAWBA VALLEY BANK AND
                        CATAWBA VALLEY BANCSHARES, INC.

CATAWBA VALLEY BANCSHARES, INC.

     GENERAL. Catawba Valley Bancshares, Inc. is a business corporation incorporated under the laws of the State of North Carolina on March 8, 1999. The only office of Catawba Valley Bancshares, Inc., and its principal place of business, is located at the administrative office of Catawba Valley Bank at 1039 Second Street, N.E., Hickory, North Carolina 28601. Catawba Valley Bancshares, Inc.'s telephone number is (828) 431-2300.

     Catawba Valley Bancshares, Inc. was organized for the purpose of becoming the holding company of Catawba Valley Bank. Pursuant to the Reorganization, Catawba Valley Bank will become a wholly-owned subsidiary of Catawba Valley Bancshares, Inc., Catawba Valley Bancshares, Inc. will become a bank holding company, and each shareholder of Catawba Valley Bank will, subject to the exercise of Dissenters' Rights, become a shareholder of Catawba Valley Bancshares, Inc. without any change in the number of shares owned or percentage ownership.

     Catawba Valley Bancshares, Inc. has not yet undertaken any operating business activities and does not currently propose to do so. In the future, Catawba Valley Bancshares, Inc. may become an operating company or acquire other commercial banks or bank holding companies, or engage in or acquire such other activities or businesses as may be permitted by applicable law, although there are no present plans or intentions to do so.

     PROPERTY. Initially, Catawba Valley Bancshares, Inc. will neither own nor lease any real or personal property but will utilize the premises and property of Catawba Valley Bank without the payment of any rental fees to Catawba Valley Bank.

     COMPETITION. It is expected that for the near future the primary business of Catawba Valley Bancshares, Inc. will be the ongoing business of Catawba Valley Bank. Therefore, the competitive conditions to be faced by Catawba Valley Bancshares, Inc. will be the same as those faced by Catawba Valley Bank. In addition, many banks and financial institutions have formed, or are in the process of forming, holding companies. It is likely that these holding companies will attempt to acquire banks, thrift institutions or companies engaged in bank-related activities. Thus, Catawba Valley Bancshares, Inc. will face competition in undertaking any such acquisitions and in operating subsequent to any such acquisitions.

     EMPLOYEES. At the present time, Catawba Valley Bancshares, Inc. does not intend to have any employees other than its management. See "Management of Catawba Valley Bancshares, Inc.." It will utilize the support staff of Catawba Valley Bank from time to time without the payment of any fees to Catawba Valley Bank. If Catawba Valley Bancshares, Inc. acquires other financial institutions or pursues other lines of business, it may at such time hire additional employees.


CATAWBA VALLEY BANK

     GENERAL. Catawba Valley Bank was incorporated under the laws of the State of North Carolina on October 3, 1995, and commenced operations as a state-chartered banking corporation on November 1, 1995. Catawba Valley Bank is not a member of the Federal Reserve System and has one subsidiary, Valley Financial Services, Inc. As of December 31, 1998, Catawba Valley Bank had assets of approximately $90 million, net loans outstanding of approximately $60 million and deposits of approximately $75 million. Catawba Valley Bank's corporate and main office is located at 1039 Second Street, N.E., Hickory, North Carolina 28601, and its telephone number is (828) 431-2300. In addition to the main office, Catawba Valley Bank has one branch office in Hickory, North Carolina and one branch office in Newton, North Carolina.

     Catawba Valley Bank is a community bank currently engaged in the general commercial banking business in Catawba County, North Carolina. The Bank's market area consists of the area within a 10-mile radius of the City of Hickory, North Carolina, and includes parts of Catawba County, Burke County, Caldwell County and Alexander County, North Carolina. The market area is located in a region known as the Unifour Area of North Carolina. The total population of the Unifour Area is approximately 375,000. Hickory is the industrial center of Catawba County and the Unifour Area and, also serves as the commercial hub for several prosperous towns surrounding the area. The Unifour Area is a very strong and diversified economic area.

     Catawba Valley Bank offers a full range of banking services, including checking accounts, savings accounts, NOW accounts, money market accounts and certificates of deposit; loans for real estate, businesses, agriculture, personal uses, home improvement and automobiles; equity lines of credit; credit cards; individual retirement accounts; safe deposit boxes; bank money orders; electronic funds transfer services including wire transfers; traveler's checks; and free notary services to all Catawba Valley Bank customers. In addition, Catawba Valley Bank provides automated teller machine access to its customers for cash withdrawals through nationwide ATM networks. At present, Catawba Valley Bank does not provide the services of a trust department.

     LENDING ACTIVITIES AND DEPOSITS. Catawba Valley Bank makes a variety of loans, including loans secured by real estate, loans for commercial purposes and loans to individuals for personal and household purposes. There are no large concentrations of credit to any particular industry. The economic trends of the area served by Catawba Valley Bank are influenced by the significant industries within the region. Virtually all Catawba Valley Bank's business activity is with customers located in the Unifour Area. The ultimate collectibility of Catawba Valley Bank's loan portfolio is susceptible to changes in the market conditions of this geographic region.


COMPETITION

     Commercial banking in North Carolina is extremely competitive in large part due to statewide branching. Catawba Valley Bank competes in its market areas with some of the largest banking organizations in the state and the country and other financial institutions, such as federally and state-chartered savings and loan institutions and credit unions, as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of Catawba Valley Bank's competitors have broader geographic markets and higher lending limits than Catawba Valley Bank and are also able to provide more services and make greater use of media advertising.

     The enactment of legislation authorizing interstate banking has caused great increases in the size and financial resources of some of Catawba Valley Bank's competitors. In addition, as a result of interstate banking, out-of-state commercial banks may acquire North Carolina banks and heighten the competition among banks in North Carolina.

     Despite the competition in its market areas, Catawba Valley Bank believes that it has certain competitive advantages that distinguish it from its competition. Catawba Valley Bank believes that its primary competitive advantages are its strong local identity and affiliation with the community and its emphasis on providing specialized services to small and medium-sized business enterprises, as well as professional and upper-income individuals. Catawba Valley Bank offers customers modern, high-tech banking without forsaking community values such as prompt, personal service and friendliness. Catawba

Valley Bank offers many personalized services and intends to attract customers by being responsive and sensitive to their individualized needs. Catawba Valley Bank also relies on goodwill and referrals from shareholders and satisfied customers, as well as traditional media to attract new customers. To enhance a positive image in the community, Catawba Valley Bank supports and participates in local events and its officers and directors serve on boards of local civic and charitable organizations.


YEAR 2000 ISSUES

     As the Year 2000 approaches, an important business issue has emerged regarding whether or not existing computer systems and other operating systems can process this date value properly. The problem is the result of computer programs and related logic which use a two digit value to define a particular calendar year (i.e. 99 for 1999). When this logic is used, computer systems cannot recognize the two digit code "00"associated with the Year 2000 as coming after 99. The issue is significant because many computer systems deployed throughout the business world, not just in banks, use software which contain the two digit date logic.

     Before it opened on November 1, 1995, Catawba Valley Bank's management made the strategic decision to use an outside data processing company (service bureau) to provide computer processing systems for its primary banking products including loans, deposits, ATM's, check processing and general ledger. The computer software used by the service bureau was developed and is maintained by a third party vendor. This same software is used by many banks throughout the country and uses a five-digit date logic designed to avoid the problems associated with the two digit logic discussed above.

     In addition to the service bureau, Catawba Valley Bank utilizes personal computers configured into five local area networks (LANS) which are, in turn, connected to each other through a wide area network (WAN). All equipment was purchased new in 1997 and has subsequently been tested for Year 2000 readiness by an independent consultant. The test results indicate that all equipment will function properly into the Year 2000.

     In addition to the service bureau applications, Catawba Valley Bank uses software distributed through the LAN/WAN network for functions such as word processing, E-mail, spreadsheet, teller transactions, document preparation and new account setup. All of these software products are purchased or licensed from third party vendors. It should be noted that Catawba Valley Bank does not write or develop any of its own computer applications and all third party vendors have provided Catawba Valley Bank with written certification that their software is Year 2000 compliant.

     In addition to receiving these assurances from third party vendors, Catawba Valley Bank has instituted a Year 2000 compliance program whereby it is reviewing the Year 2000 issue on a comprehensive, company-wide basis. This program is administered by a project team consisting of executive and senior management as well as a representative from the Board of Directors.

     As of December 31, 1998, Catawba Valley Bank had completed its assessment of existing computer systems and applications and had identified mission critical applications. Where possible, Catawba Valley Bank is developing plans to test these systems and is in the process of reviewing third party test results. However, the Year 2000 is a global issue which extends beyond the control of Catawba Valley Bank and may effect the providers of services such as power and telecommunications. These services are critical to the ongoing operations of Catawba Valley Bank and in the unlikely event of an interruption in these services, it is management's opinion that such a failure will be quickly resolved.

     As testing of Catawba Valley Bank's mission critical systems is completed, Catawba Valley Bank will develop detailed contingency plans as necessary for each system. Catawba Valley Bank has developed a general business resumption contingency plan which provides for the implementation of manual processes on a temporary basis should any computer application malfunction on or after January 1, 2000.

     Catawba Valley Bank has budgeted $25,000 for the Year 2000 program and has spent approximately $5,000 to date.

     As a lending institution, Catawba Valley Bank is exposed to potential risk if borrowers suffer Year 2000 related difficulties and are unable to repay their loans. In 1998, Catawba Valley Bank sent informational material and a Year 2000 questionnaire to all large borrowers which focused on their Year 2000 readiness. During the fourth quarter 1998, Catawba Valley Bank's loan officers and account managers met with these customers to personally review the answers to these questionnaires and to discuss the impact of the Year 2000 on their operations. Catawba Valley Bank has evaluated the information obtained from these meetings in order to determine what impact, if any, the Year 2000 will have on their financial performance and their ability to make loan payments. Thus far none of Catawba Valley Bank's borrowers have reported the expectation of material adverse impacts as a result of the Year 2000 issue.

     Based on the information now available, Catawba Valley Bank anticipates that the systems it uses will properly process dates in the Year 2000 and beyond and that the costs incurred in achieving full Year 2000 compliance will not be material to Catawba Valley Bank's business, financial condition or results of operation.


PROPERTIES

     The following table sets forth the location and other related information regarding Catawba Valley Bank's offices and other properties occupied as of December 31, 1998.



OFFICES              LOCATION                    STATUS
------------------   -------------------------   -------
  Main Office        1039 Second Street, N.E.     Owned
                     Hickory, North Carolina
  Hickory Branch     1445 Second Avenue, N.W.     Leased
                     Hickory, North Carolina
  Newton Branch      2675 Northwest Boulevard     Owned
                     Newton, North Carolina

EMPLOYEES

     At December 31, 1998, Catawba Valley Bank had 30 full-time equivalent employees. None of its employees is represented by any collective bargaining unit. Catawba Valley Bank considers relations with its employees to be good.


LEGAL PROCEEDINGS

     In the normal course of its operations, Catawba Valley Bank from time to time is party to various legal proceedings. Based upon information currently available, and after consultation with its counsel, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on Catawba Valley Bank's business, financial position or results of operations.


                      MANAGEMENT AND CERTAIN TRANSACTIONS

BENEFICIAL OWNERSHIP OF VOTING SECURITIES

     As of December 31, 1998, no shareholder owned more than 5% of Catawba Valley Bank's common stock.

     As of December 31, 1998, the beneficial ownership of Catawba Valley Bank's common stock by directors individually, and by directors and executive officers as a group, was as follows:



                                                                    AMOUNT AND NATURE
NAME OF BENEFICIAL OWNER                                       OF BENEFICIAL OWNERSHIP (1)   PERCENT OF CLASS (2)
------------------------------------------------------------- ----------------------------- ---------------------
R. Steve Aaron ..............................................             55,650                     4.09%
Hal F. Huffman, Jr. .........................................             32,214                     2.35%
Robert P. Huntley ...........................................             35,075                     2.56%
W. Steve Ikerd ..............................................             65,779                     4.81%
Robert T. King ..............................................             29,080                     2.13%
Pat M. Moss .................................................             20,806                     1.52%
Cloyd Hugh Propst, Jr. ......................................             41,347                     3.02%
Howard L. Pruitt ............................................             32,230                     2.36%
William R. Sigmon, Jr. ......................................             32,780                     2.40%
All Directors and Executive Officers as a group (11 persons)             390,853                    26.53%

---------
(1) Except as otherwise noted, to the best knowledge of Catawba Valley Bank's management, the above individuals and group exercise sole voting and investment power with respect to all shares shown as beneficially owned other than the following shares as to which such powers are shared: Mr. Ikerd 11,345 shares; Mrs. Moss -- 3,000 shares; and Mr. Propst -- 10,755 shares.

(2) The calculation of the percentage of class beneficially owned by each individual and the group is based on a total of 1,351,910 outstanding shares of common stock which equal the shares currently outstanding as of December 31, 1998, plus the number of shares capable of being issued to that individual and to the group as a whole within 60 days upon the exercise of stock options held by that individual and by the group, respectively.

(3) Includes 13,650 shares held by Mr. Aaron's spouse.

(4) Includes 6,489 shares held by Mr. Huntley's spouse.


REQUIRED REPORTS OF BENEFICIAL OWNERSHIP

     Catawba Valley Bank's directors and executive officers are required to file certain reports with the FDIC regarding the amount of and changes in their beneficial ownership of Catawba Valley Bank's common stock (including, without limitation, an initial report following the person's election as an officer or director of Catawba Valley Bank and a report following the end of each month during which there has been a change in a reporting person's beneficial ownership). To the knowledge of Catawba Valley Bank, and based upon a review of such reports filed by directors and the executive officers, all such reports have been timely filed. After the Reorganization, identical beneficial ownership reports will be required to be filed with the SEC.


                       PROPOSAL 2: ELECTION OF DIRECTORS

NOMINEES

     Catawba Valley Bank's Bylaws provide that its Board of Directors shall consist of between nine and 18 members, as determined by the Board of Directors or the shareholders, and that the Board shall be divided into three classes approximately equal in number. The Board has set the number of directors at nine. The three directors whose terms expire at the Annual Meeting have been renominated to the Board for three-year terms.



                                                                                    PRINCIPAL OCCUPATION AND
NAME AND AGE          POSITION(S) HELD                DIRECTOR SINCE        BUSINESS EXPERIENCE DURING PAST 5 YEARS
--------------------- ------------------------------ ----------------   -----------------------------------------------
R. Steve Aaron (52)   Director, President and Chief       1995          President and Chief Executive Officer, Catawba
                      Executive Officer                                 Valley Bank since January 1995; prior to that,
                                                                        Regional Senior Vice President, Southern
                                                                        National Bank since 1994; prior to that,
                                                                        President, First Savings Bank
W. Steve Ikerd (59)   Chairman of the Board               1995          President and Owner, Ikerd Enterprises (real
                                                                        estate developers)
Pat M. Moss (58)      Director                            1995          Alderwoman, City of Hickory; Private Investor;
                                                                        President, Trehan Corp.(farming operation)

     THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" EACH OF THE THREE NOMINEES FOR DIRECTOR OF THE BANK AS SET FORTH ABOVE.


INCUMBENT DIRECTORS

     Catawba Valley Bank's current Board of Directors includes the following directors whose terms will continue after the Annual Meeting. Certain information regarding those directors is set forth in the following table:



NAME AND AGE                   DIRECTOR SINCE  BUSINESS EXPERIENCE DURING PAST 5 YEARS                     TERM EXPIRES
----------------------------- ---------------- ---------------------------------------------------------- -------------
Hal F. Huffman, Jr. (44)           1995        Owner and President, ACE Hardware, Inc.                        2001
Robert P. Huntley (61)             1995        Private Investor; Executive Vice President, Newton             2000
                                               Transportation Company, Inc. (trucking company) until
                                               March 1996
Robert T. King (71)                1995        Private Investor                                               2001
Cloyd Hugh Propst, Jr. (49)        1995        Co-owner, Hickory Sand Co., Inc. (utility contractor)          2000
Howard L. Pruitt (62)              1995        Retired; former Vice President Pruitt Machinery, Inc.,         2000
                                               1994-1998; prior to that, President and Owner, Pruitt
                                               Machinery, Inc. (woodworking machinery sales)
William R. Sigmon, Jr. (38)        1995        Physician and President, Sigmon Radiation Oncology, P.A.       2001

DIRECTOR RELATIONSHIPS

     With the exception of Mr. Robert P. Huntley who serves as a director of Burke Mills, Inc., a company with a class of securities registered pursuant to
Section 12 of the Exchange Act, no director is a director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.


MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     Catawba Valley Bank's Board of Directors held 12 regular meetings during 1998. Each director attended 75% or more of the aggregate number of meetings of the Board of Directors and any committees on which he or she served.

     Catawba Valley Bank's Board of Directors has several standing committees, including an Audit Committee, a Compensation Committee and a Nominating Committee.

     The current members of the Audit Committee are Robert P. Huntley -- Chairman, Pat M. Moss, Cloyd H. Propst, Jr. and Hal F. Huffman, Jr. The Audit Committee receives and reviews the annual audit report of Catawba Valley Bank's independent accountants and the reports of examinations by bank regulatory agencies, and helps to formulate, implement and review Catawba Valley Bank's internal audit program. The Audit Committee also meets as needed with Catawba Valley Bank's internal auditor. The committee met nine times in 1998.

     The current members of the Compensation Committee are Hal F. Huffman, Jr. -- Chairman, Cloyd H. Propst, Inc. and William R. Sigmon, Jr. The Compensation committee reviews and approves all salaries and benefits of Bank personnel, recommends officer salaries for Board of Director approval, and reviews and makes recommendations to the Board of Directors regarding matters involving Catawba Valley Bank's personnel policies. The Compensation Committee met once in 1998.

     The current members of the Nominating Committee are Howard L. Pruitt -- Chairman, Cloyd H. Propst, Jr. and Robert P. Huntley. The Nominating Committee recommends nominees to the full Board of Directors for election as directors. The committee met once during 1998. In making its recommendations to the Board of Directors, the committee will consider candidates recommended by shareholders. Catawba Valley Bank's Bylaws provide that nominations for director of Catawba Valley Bank, other than those made by the Nominating Committee, shall be in writing and delivered or mailed to the Secretary of Catawba Valley Bank not less than 120 days prior to any meeting of shareholders called for the election of directors.


DIRECTOR COMPENSATION

     BOARD FEES. As of January 1999, each director (other than directors who also are salaried employees of Catawba Valley Bank ) received $200 for each Board meeting attended and $50 for each committee meeting attended.

     1997 NONQUALIFIED STOCK OPTION PLAN FOR DIRECTORS. The shareholders of Catawba Valley Bank at the 1997 Annual Meeting approved the 1997 Nonqualified Stock Option Plan for Directors (the "Nonqualified Option Plan") pursuant to which options covering 105,035 shares of Catawba Valley Bank's common stock are available for issuance to members of Catawba Valley Bank's Board of Directors and the board of any subsidiary of Catawba Valley Bank. In April 1997, each of the eight non-employee directors was granted 8,753 options to purchase shares of Catawba Valley Bank's common stock at an exercise price of $14.50, the fair market value of the common stock on the date of grant. As a result of the declaration and payment of a 20% stock dividend in November 1997, and a 25% stock dividend in August 1998, the number of options and exercise price have been adjusted pursuant to the terms of the Nonqualified Option Plan. Accordingly, each director, unless he or she has made a disposition, currently holds options to purchase 13,130 shares at an exercise price of $9.66. Based on information known to management of Catawba Valley Bank, the current market price of the Common Stock is $23.50 per share. All options are immediately exercisable for a ten year period from the date of grant and terminate upon such director's resignation or completion of his term without reelection. However, upon retirement from the Board of Directors or upon a director's death, the options granted such director may be exercised within 12 months of such event.

EXECUTIVE OFFICERS

     Set forth below is certain information regarding Catawba Valley Bank's executive officers.



NAME               AGE   POSITION WITH REGISTRANT         BUSINESS EXPERIENCE
------------------ ----- -------------------------------- -------------------------------------------------------------
R. Steve Aaron      51   Director, President and Chief    President and Chief Executive Officer, Catawba Valley Bank
                         Executive Officer                since January 1995; prior to that, Regional Senior Vice
                                                          President, Southern National Bank since 1994; prior to that,
                                                          President, First Savings Bank
Joe S. Tripp        52   Vice President/Lending           Vice President/Lending, Catawba Valley Bank since January
                                                          1995; prior to that, Senior Retail Banking Officer, First
                                                          Savings Bank
Carole F. Teague    40   Vice President/Retail Services   Vice President/Retail Services, Catawba Valley Bank since
                                                          January 1995; prior to that, Senior Vice President of Retail
                                                          Services, First Savings Bank

EXECUTIVE COMPENSATION

     No current executive officer of Catawba Valley Bank received compensation for 1996, 1997, or 1998 which exceeded $100,000. The compensation information for Mr. Aaron is disclosed below:


                          SUMMARY COMPENSATION TABLE



                                     ANNUAL COMPENSATION (1)                           LONG TERM COMPENSATION
                          --------------------------------------------- ----------------------------------------------------
                                                                                 AWARDS                    PAYOUTS
                                                                        ------------------------- --------------------------
NAME AND                                                                  RESTRICTED   UNDERLYING
PRINCIPAL                                              OTHER ANNUAL         STOCK      OPTIONS/ES     LTIP       ALL OTHER
POSITION            YEAR   SALARY ($)   BONUS ($)   COMPENSATION($)(1)   AWARD(S)($)    SARS(#)    PAYOUTS($)   COMPENSATION
------------------ ------ ------------ ----------- -------------------- ------------- ----------- ------------ -------------
R. Steve Aaron,    1998     90,000       10,080            -0-              -0-          5,000        -0-          7,800(2)
  President and    1997     75,000        -0-              -0-              -0-           -0-         -0-          6,900(2)
  Chief Executive  1996     60,000        -0-              -0-              -0-         15,000        -0-          4,800(2)
  Officer

---------
(1) Perquisites and personal benefits awarded to Mr. Aaron did not exceed 10% of the total annual salary and bonus in any year reported.

(2) The amounts disclosed represent annual contributions in 1998, 1997, and 1996, of $5,400, $4,500 and $3,600, respectively, made by Catawba Valley Bank on behalf of Mr. Aaron to match pre-tax elective deferral contributions (included under salary) made by Mr. Aaron under Section 401(k) of the Internal Revenue Code of 1986, as amended, and directors fees paid in 1998, 1997, and 1996 of $2,400, $2,400, and $1,200, respectively.

     Catawba Valley Bank has entered into an employment and change of control agreement with R. Steve Aaron (dated January 1, 1999) as its President and Chief Executive Officer to establish his duties and compensation and to provide for his continued employment with Catawba Valley Bank. The employment agreement provides for an initial term of three years with an automatic renewal at the end of the initial term and on each anniversary thereafter for an additional one year term unless notified prior thereto in accordance with the employment agreement. The employment agreement provides for an annual base salary of $125,000, and for discretionary bonuses and participation in other pension and profit-sharing retirement plans maintained by Catawba Valley Bank on behalf of its employees, as well as fringe benefits normally associated with Mr. Aaron's position or made available to all other employees. The employment agreement provides that Mr. Aaron may be terminated for "cause" as defined in the employment agreement, and that the employment agreement may otherwise be terminated, in some cases with certain financial consequences incurred, by Catawba Valley Bank or by Mr. Aaron. The employment agreement provides that should Catawba Valley Bank terminate the employment agreement other than for cause or disability within 12 months after a "change in control", or should Mr. Aaron terminate the agreement within such 12 months during which his compensation or responsibilities have been reduced, or his workplace location has been moved more than 35 miles from Hickory, North Carolina, then he shall receive a lump sum equal to 299% of his average annual salary and cash bonus, and be covered by Catawba Valley Bank's medical and disability programs throughout the remaining term of the agreement. A "Change of Control" shall be deemed to have occurred upon any person becoming the beneficial owner or otherwise acquiring control, directly or indirectly, of securities of Catawba Valley Bank representing twenty-five percent (25%) or more of the voting power of Catawba Valley Bank's then outstanding securities; (ii) the acquisition by any person in any manner of the ability to elect, or to control the election, of a majority of the directors of Catawba

Valley Bank; (iii) the merger of Catawba Valley Bank into another entity, the merger of any entity into Catawba Valley Bank or the acquisition of assets by Catawba Valley Bank, in any such case with the result that the beneficial owners of Catawba Valley Bank's outstanding securities immediately prior to such transaction do not beneficially own more than sixty percent (60%) of Catawba Valley Bank's outstanding securities after the consummation of such transaction; (iv) the sale or other transfer of more than fifty percent (50%) of the assets of Catawba Valley Bank to any entity not controlled by Catawba Valley Bank; (v) the consummation of any transaction by Catawba Valley Bank that results (A) in the majority of the Board after the consummation of such transaction not being composed of Incumbent Directors, or (B) the beneficial owners of Catawba Valley Bank's outstanding securities immediately prior to the consummation of such transaction not beneficially owning more than sixty percent (60%) of Catawba Valley Bank's outstanding securities after such transaction; or (vi) the occurrence of any other event or circumstance which the Board determines affects control of Catawba Valley Bank. The term "Incumbent Director" means any director who as of the execution of the employment agreement was a member of the Board, or any individual becoming a member of the Board subsequent to such execution whose election by Catawba Valley Bank shareholders was recommended by at least two-thirds (2/3) of the then Incumbent Directors on the Board. The employment agreement also contains a covenant not to compete for one year after termination which prohibits Mr. Aaron, without the consent of Catawba Valley Bank, from being connected with any business located in any county where Catawba Valley Bank or its subsidiaries have offices and which competes with Catawba Valley Bank or its subsidiaries. Such covenant shall not apply in the event that Mr. Aaron is terminated by Catawba Valley Bank without cause.


STOCK OPTIONS

     The following table sets forth information with regard to grants of stock options during the fiscal year ended December 31, 1998, to Mr. Aaron, the President and Chief Executive Officer of Catawba Valley Bank. The stock options were granted under Catawba Valley Bank's 1996 Incentive Stock Option Plan. None of the options below granted to Mr. Aaron are exercisable until at least May 27, 1999.


                          STOCK OPTION GRANTS IN 1998
                               INDIVIDUAL GRANTS



                            NUMBER OF
                            SECURITIES
                            UNDERLYING      FISCAL YEAR
                             OPTIONS        % OF TOTAL     PRICE ($) PER SHARE
NAME                      GRANTED(#)(1)   OPTIONS GRANTED ---------------------  EXPIRATION DATE
------------------------ ---------------  TO EMPLOYEES IN    EXERCISE OR BASE   ----------------
R. Steve Aaron .........     5,000             27%                 21.00            5/27/08

---------
(1) One-fifth of the options vest and become exercisable on May 27 of each year beginning in 1999, assuming Mr. Aaron remains employed by Catawba Valley Bank. If Mr. Aaron's employment terminates before the end of the vesting period, Mr. Aaron may exercise vested options for varying periods after termination (depending on the manner of termination) in accordance with the 1996 Incentive Stock Option Plan.

     The following table sets forth information with regard to the 1998 fiscal year-end value of all unexercised options held by him.


                  AGGREGATED OPTION EXERCISES IN FISCAL 1998
                       AND FISCAL YEAR END OPTION VALUES



                             SHARES                                                    VALUE OF UNEXERCISED
                          ACQUIRED ON      VALUE         NUMBER OF UNEXERCISED       IN-THE-MONEY OPTIONS AT
                          EXERCISE(#)   REALIZED($)  OPTIONS AT FISCAL YEAR END(#)     FISCAL YEAR END ($)
                         ------------- ------------- ----------------------------- ----------------------------
NAME                                                  EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
------------------------                             ------------- --------------- ------------- --------------
R. Steve Aaron .........     -0-           -0-          7,500                 --            --              --

     401(K) SAVINGS PLAN. Catawba Valley Bank has adopted a tax-qualified savings plan (the "Savings Plan") which covers all current full-time employees and any new full-time employees who have been employed by Catawba Valley Bank for six months. Under the Savings Plan, a participating employee may contribute up to 16% of his or her base salary on a tax-deferred basis through salary reduction as permitted under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Catawba Valley Bank contributes an amount equal to 100% of the first 6% of pre-tax salary contributed by each participant and may make additional discretionary profit sharing contributions to the Savings Plan on behalf of all participants. Such discretionary profit sharing contributions may not exceed 6% of the aggregate of the pre-tax base salaries of all participants in the Savings Plan and are allocated among all participants on the basis of the participant's age and level of compensation. Amounts deferred above the first 6% of salary are not matched by Catawba Valley Bank. A participant's contributions and Catawba Valley Bank's matching and profit sharing contributions under the Savings Plan will be held in trust accounts for the benefit of participants. A participant is at all times 100% vested with respect to his or her own contributions under the Savings Plan, and becomes 100% vested in the account for Catawba Valley Bank's matching and profit sharing contributions after completing five years of service with Catawba Valley Bank. The value of a participant's accounts under the Savings Plan becomes payable to him or her in full upon retirement, total or permanent disability or termination of employment for any other reason, or becomes payable to a designated beneficiary upon a participant's death. The Savings Plan also will contain provisions for withdrawals in the event of certain hardships. A participant's contributions, vested matching and profit sharing contributions of Catawba Valley Bank, and any income accrued on such contributions, are not subject to federal or state taxes until such time as they are withdrawn by the participant.


INDEBTEDNESS AND TRANSACTIONS OF MANAGEMENT

     Catawba Valley Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with certain of its current directors, nominees for director, executive officers and their associates. All loans included in such transactions were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time such loans were made for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present other unfavorable features.

     The highest aggregate outstanding balance of loans to current directors, nominees for director, executive officers and their associates, as a group, since January 1, 1998, was $2.1 million, which represented approximately 15% of Catawba Valley Bank's then current equity capital accounts.


OTHER MATTERS

     The Board of Directors knows of no other business that will be brought before the Annual Meeting. Should other matters properly come before the Annual Meeting, the proxies will be authorized to vote shares represented by each appointment of proxy in accordance with their best judgment on such matters.


PROPOSALS FOR 2000 ANNUAL MEETING

     It is anticipated that the 2000 Annual Meeting will be held on a date during April 2000. Any proposal of a shareholder which is intended to be presented at the 2000 Annual Meeting must be received in writing by Catawba Valley Bank at its main office in Hickory, North Carolina no later than November 15, 1999 in order that any such proposal be timely received for inclusion in the proxy statement and appointment of proxy to be issued in connection with that meeting.

     Any other proposal not intended to be included in the proxy statement and appointment of proxy for the 2000 annual meeting but intended to be presented at the meeting must be received in writing by Catawba Valley Bank at its main office in Hickory, North Carolina no later than March 3, 2000.


ADDITIONAL INFORMATION

     CATAWBA VALLEY BANK'S 1998 ANNUAL REPORT ON FORM 10-KSB WAS FILED WITH THE FEDERAL DEPOSIT INSURANCE CORPORATION ON OR BEFORE MARCH 31, 1999. A COPY OF THAT REPORT WILL BE PROVIDED WITHOUT CHARGE UPON THE WRITTEN REQUEST OF ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL MEETING. REQUESTS FOR COPIES SHOULD BE DIRECTED TO CAROLE F. TEAGUE, SECRETARY, CATAWBA VALLEY BANK, POST OFFICE BOX 2328, HICKORY, NORTH CAROLINA 28603.

     IN ACCORDANCE WITH REGULATIONS OF THE FEDERAL DEPOSIT INSURANCE CORPORATION, CATAWBA VALLEY BANK'S 1998 ANNUAL DISCLOSURE STATEMENT WILL BE MADE AVAILABLE TO THE PUBLIC NO LATER THAN MARCH 31, 1999. A COPY WILL BE PROVIDED TO ANY SHAREHOLDER UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO CAROLE F. TEAGUE, SECRETARY, CATAWBA VALLEY BANK, POST OFFICE BOX 2328, HICKORY, NORTH CAROLINA 28603, TELEPHONE (828) 431-2300.

                           REGULATION AND SUPERVISION

REGULATION OF CATAWBA VALLEY BANK

     Catawba Valley Bank is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on the business of Catawba Valley Bancshares, Inc. and Catawba Valley Bank.

     STATE LAW. Catawba Valley Bank is subject to extensive supervision and regulation by the North Carolina Commissioner of Banks (the "Commissioner"). The Commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The Commissioner supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and Catawba Valley Bank is required to make regular reports to the Commissioner describing in detail the resources, assets, liabilities and financial condition of Catawba Valley Bank. Among other things, the Commissioner regulates mergers and consolidations of state-chartered banks, the payment of dividends, loans to officers and directors, record keeping, types and amounts of loans and investments, and the establishment of branches.

     DEPOSIT INSURANCE. As a member institution of the FDIC, Catawba Valley Bank's deposits are insured up to a maximum of $100,000 per depositor through the BIF, administered by the FDIC, and each member institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. The BIF assessment rates have a range of 0 cents to 27 cents for every $100 in assessable deposits. Banks with no premium charges are subject to an annual statutory minimum assessment.

     CAPITAL REQUIREMENTS. The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

     A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1," or core capital, includes common equity, qualifying noncumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. "Tier 2," or supplementary capital, includes among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. As of December 31, 1998, Catawba Valley Bank was classified as "well-capitalized" with Tier 1 and Total Risk -- Based Capital of 23.24% and 23.28% respectively.

     The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank's capital adequacy, an assessment of the bank's interest rate risk ("IRR") exposure. The standards for measuring the adequacy and effectiveness of a banking organization's IRR management include a measurement of board of director and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

     Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as the measures described under the "Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of Catawba Valley Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to the shareholders.

     FEDERAL DEPOSIT INSURANCE CORPORATION IMPROVEMENT ACT OF 1991. In December, 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the FDIA and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things:

   o publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants,

   o the establishment of uniform accounting standards by federal banking agencies,

   o the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital,

   o additional grounds for the appointment of a conservator or receiver, and


   o restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

     FDICIA also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

     A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

     FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

     MISCELLANEOUS. The dividends that may be paid by Catawba Valley Bank are subject to legal limitations. In accordance with North Carolina banking law, dividends may not be paid unless Catawba Valley Bank's capital surplus is at least 50% of its paid-in capital. See "Comparison of the Rights of Shareholders -- Comparison of the Rights of Holders of Catawba Valley Bank Common Stock and Catawba Valley Bancshares, Inc. Common Stock -- Payment of Dividends."

     Shareholders of banks may be compelled by the Commissioner pursuant to North Carolina law to invest additional capital in the event their bank's capital shall have become impaired by losses or otherwise. Failure to pay such an assessment could result in a forced sale of a shareholder's bank stock.

     The earnings of Catawba Valley Bank will be affected significantly by the policies of the Federal Reserve Board, which is responsible for regulating the United States money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market transactions in United States government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect interest rates charged on loans or paid for deposits.


     The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Catawba Valley Bank.

     Catawba Valley Bank cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect thereof on Catawba Valley Bank's operations.

REGULATION OF CATAWBA VALLEY BANCSHARES, INC.

     FEDERAL REGULATION. Following consummation of the Reorganization, Catawba Valley Bancshares, Inc. will be subject to examination, regulation and periodic reporting under the BHC Act, as administered by the Federal Reserve Board. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis.

     Catawba Valley Bancshares, Inc. will be required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval will be required for Catawba Valley Bancshares, Inc. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than five percent of any class of voting shares of such bank or bank holding company.

     Catawba Valley Bancshares, Inc. will be required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of Catawba Valley Bancshares, Inc.'s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as "well capitalized" under applicable regulations of the Federal Reserve Board, that has received a composite "1" or "2" rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

     The status of Catawba Valley Bancshares, Inc. as a registered bank holding company under the BHC Act will not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

     In addition, a bank holding company is prohibited generally from engaging in, or acquiring five percent or more of any class of voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

     o  making or servicing loans;

     o  performing certain data processing services;

     o  providing discount brokerage services;

     o  acting as fiduciary, investment or financial advisor;

     o  leasing personal or real property;

     o making investments in corporations or projects designed primarily to promote community welfare; and

     o  acquiring a savings and loan association.

     Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), depository institutions are liable to the FDIC for losses suffered or anticipated by the FDIC in connection with the default of a commonly controlled depository institution or any assistance provided by the FDIC to such an institution in danger of default. This law would be applicable to the extent that Catawba Valley Bancshares, Inc. maintains as a separate subsidiary a depository institution in addition to Catawba Valley Bank.

     Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letter of credit on behalf of, the bank holding company or its subsidiaries, and on the investment in or acceptance of stocks or securities of such holding company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and Federal Reserve Board regulations limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal stockholders of Catawba Valley Bank, Catawba Valley Bancshares, Inc., any subsidiary of Catawba Valley Bancshares, Inc. and related interests of such persons. Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with the holding company or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.

BRANCHING

     Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle Act"), the Federal Reserve Board may approve bank holding company acquisitions of banks in other states, subject to certain aging and deposit concentration limits. As of June 1, 1997, banks in one state may merge with banks in another state, unless the other state has chosen not to implement this section of the Riegle Act. These mergers are also subject to similar aging and deposit concentration limits.

     North Carolina "opted-in" to the provisions of the Riegle Act. Since July 1, 1995, an out-of-state bank that did not already maintain a branch in North Carolina was permitted to establish and maintain a de novo branch in North Carolina, or acquire a branch in North Carolina, if the laws of the home state of the out-of-state bank permit North Carolina banks to engage in the same activities in that state under substantially the same terms as permitted by North Carolina. Also, North Carolina banks may merge with out-of-state banks, and an out-of-state bank resulting from such an interstate merger transaction may maintain and operate the branches in North Carolina of a merged North Carolina bank, if the laws of the home state of the out-of-state bank involved in the interstate merger transaction permit interstate merger.


RECENT LEGISLATIVE DEVELOPMENTS

     On September 30, 1996, the Economic Growth and Regulatory Paperwork Reduction Act of 1996 (the "Growth Act"), was enacted which contained a comprehensive approach to recapitalize the FDIC's Savings Association Insurance Fund (the "SAIF") and to assure payment of the Financing Corporation (the "FICO") obligations. All of Catawba Valley Bank's deposits are insured by the FDIC's BIF. Under the Growth Act, banks with deposits that are insured under the BIF are required to pay a portion of the interest due on bonds that were issued by FICO to help shore up the ailing Federal Savings and Loan Insurance Corporation in 1987. The Growth Act stipulates that the BIF assessment rate to contribute toward the FICO obligations must be equal to one-fifth the SAIF assessment rate through year-end 1999, or until the insurance funds are merged, whichever occurs first. The amount of FICO debt service to be paid by all BIF-insured institutions is approximately $0.0126 per $100 of BIF-insured deposits for each year from 1997 through 1999 when the obligation of BIF-insured institutions increases to approximately $0.0240 per $100 of BIF-insured deposits per year through the year 2019, subject in all cases to adjustments by the FDIC on a quarterly basis. The Growth Act also contained provisions protecting banks from liability for environmental clean-up costs; prohibiting credit unions sponsored by Farm Credit System banks; easing application requirements for most bank holding companies when they acquire a thrift or a permissible non-bank operation; easing Fair Credit Reporting Act restrictions between bank holding company affiliates; and reducing the regulatory burden under the Real Estate Settlement Procedures Act, the Truth-in-Savings Act, the Truth-in-Lending Act and the Home Savings Mortgage Disclosure Act.


                                 LEGAL MATTERS

     The validity of the shares of Catawba Valley Bancshares, Inc.'s Common Stock offered hereby has been passed upon for Catawba Valley Bancshares, Inc. by Moore & Van Allen, PLLC, Raleigh, North Carolina.


                                    EXPERTS

     The financial statements of Catawba Valley Bank as of December 31, 1998 and 1997 and for the periods then ended have been included herein and in the Registration Statement in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                          FORWARD LOOKING STATEMENTS

     We have made forward looking statements in this Proxy Statement-Prospectus about the financial condition, results of operations, and business of Catawba Valley Bancshares, Inc. following the consummation of the Reorganization that are subject to risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among other things, the following possibilities:

     o  competitive pressure in the banking industry increases significantly;

     o  changes in the interest rate environment reduce margins;

     o general economic conditions, either nationally or regionally, are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

     o  no changes occur in the regulatory environment; and

     o  changes occur in business conditions and the rate of inflation.

     When used in this Proxy Statement-Prospectus, the words "believes," "estimates," "plans," "expects," "should," "may," "might," "outlook," and "anticipates," and similar expressions as they relate to Catawba Valley Bancshares, Inc., or its management are intended to identify forward looking statements.


                      WHERE YOU CAN GET MORE INFORMATION

     Catawba Valley Bank files reports under the Exchange Act with the FDIC. These reports include Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K. These reports, as well as annual proxy statements mailed to shareholders and other information are available for you to inspect and copy, after paying a prescribed fee, at the FDIC's public reference facilities at the Registration, Disclosure and Securities Operations Unit, 550 17th Street, N.W., Room 6043, Washington, DC 20429. The Registration, Disclosure and Securities Operations Unit telephone number is (202) 898-8908 and their fax number is (202) 898-3909. After the Reorganization is completed, Catawba Valley Bank will no longer file these reports with the FDIC. Instead, Catawba Valley Bancshares, Inc. will begin filing such reports with the SEC.

     Catawba Valley Bancshares, Inc. has filed with the SEC a Registration Statement under the Securities Act regarding the shares of Catawba Valley Bancshares, Inc.'s Common Stock to be issued in the Reorganization. This Proxy Statement-Prospectus is part of that registration statement and does not contain all of the information contained in the Registration Statement since certain portions have been omitted as the SEC permits. If you would like more information about Catawba Valley Bancshares, Inc. and the Catawba Valley Bancshares, Inc. stock being issued, please refer to the Registration Statement and its exhibits which you may read, without charge, at the SEC's public reference facility at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can make copies of all or any part of the Registration Statement at the SEC's office in Washington, D.C. upon payment of prescribed SEC fees. In addition, copies of the exhibits to the Registration Statement may be obtained from Carole F. Teague, Secretary of Catawba Valley Bank, Post Office Box 2328, Hickory, North Carolina 28603 (828) 431-2300.

     We expect Catawba Valley Bancshares, Inc. to be subject to the informational requirements of the Exchange Act and to file reports, proxy statements and other information with the SEC. You can inspect and copy these materials, after they have been filed, at the SEC's Public Reference Section, Room 1204, 450 Fifth Street, N.W., Washington, DC 20549, and at the following Regional Offices of the SEC: New York Regional Office, Room 1028, Federal Building, 26 Federal Plaza, New York, New York 10006; and Chicago Regional Office, Room 1204, Everett McKinley Dirksen Building, 219 South Dearborn Street, Chicago, Illinois 60604. You may also copy this material at the Public Reference Section of the SEC, 450 Fifth Street, N.W. Washington, DC 20549 at prescribed rates. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as Catawba Valley Bancshares, Inc., that file electronically with the SEC. The address of the SEC's Web site is (http://www.sec.gov).


                     INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to incorporate by reference information into this Proxy Statement-Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC or FDIC. The information incorporated by reference is deemed to be part of this Proxy Statement-Prospectus, except for any information superseded by information in this Proxy Statement-Prospectus. This Proxy Statement-Prospectus incorporates by reference: Catawba Valley Bank's Annual Report on Form 10-KSB for the year ended December 31, 1998 which has been filed with the FDIC and is included as an exhibit to the Registration Statement of which this Proxy Statement-Prospectus is a part.

     Documents incorporated by reference are available from Catawba Valley Bank without charge, excluding all exhibits, unless we have specifically incorporated by reference such an exhibit in this Proxy Statement-Prospectus. Catawba Valley Bank shareholders may obtain documents incorporated by reference in this Proxy Statement-Prospectus by requesting them in writing or by telephone from R. Steve Aaron, Catawba Valley Bank, 1039 Second Street, N.E., Hickory, North Carolina 28601.

     WHEN DECIDING HOW TO CAST YOUR VOTE, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY
STATEMENT-PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT

IS CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS. THIS PROXY
STATEMENT-PROSPECTUS IS DATED APRIL 16, 1999. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THE PROXY
STATEMENT-PROSPECTUS TO SHAREHOLDERS NOR THE ISSUANCE OF CATAWBA VALLEY BANCSHARES, INC. COMMON STOCK SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

                                  APPENDIX I


            AGREEMENT AND PLAN OF REORGANIZATION AND SHARE EXCHANGE

            AGREEMENT AND PLAN OF REORGANIZATION AND SHARE EXCHANGE

     THIS AGREEMENT AND PLAN OF REORGANIZATION AND SHARE EXCHANGE (this "Agreement"), made and entered into as of February 16, 1999, by and between Catawba Valley Bank, a banking corporation organized under the laws of the State of North Carolina and having its principal place of business in the City of Hickory, Catawba County, North Carolina (the "Bank"), and Catawba Valley Bancshares, Inc., a North Carolina business corporation (the "Holding Company").


                                  WITNESSETH:

     WHEREAS, the Boards of Directors of the Bank and the Holding Company believe that it is in the best interests of their respective shareholders that the Bank be reorganized into a bank holding company structure pursuant to which the shareholders of the Bank (collectively, the "Shareholders" and individually, a "Shareholder") would receive shares of the common stock of the Holding Company in exchange for their shares of Bank common stock.

     NOW, THEREFORE, in consideration of the mutual promises and conditions herein contained, the Bank and the Holding Company hereby mutually agree to an exchange of shares on the terms and conditions and in the manner and on the basis hereinafter provided:


1. THE EXCHANGE.

     (a) The name of the corporation whose shares will be acquired is "Catawba Valley Bank" and the name of the acquiring corporation is "Catawba Valley Bancshares, Inc."

     (b) At the Effective Time (as defined in Section 2 below), upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Article 11 of the North Carolina Business Corporation Act, as amended (the "NCBCA"), each share of the $5 par value common stock of Bank ("Bank Stock") shall be exchanged (the "Exchange") for one (1) share of the $1.00 par value common stock of the Holding Company (all such shares of Holding Company common stock issued to the Shareholders, collectively, the "Shares").

     (c) As soon as possible after the Effective Time, the Holding Company shall furnish to each Shareholder transmittal forms and written instructions with respect to the Exchange. Until shares of the Bank Stock are surrendered for exchange in accordance with this Agreement, each outstanding certificate which, prior to the Effective Time, represented shares of Bank Stock, shall for all purposes evidence only the exchange rights established pursuant to this Agreement or, if applicable, the rights described in Paragraph 3 of this Agreement. The Holding Company may in its discretion elect not to treat any such unsurrendered shares as shares of common stock of the Holding Company for purposes of the payment of dividends or other distributions. If the Holding Company in its discretion so elects, then unless and until any outstanding certificate evidencing Bank Stock shall be so surrendered, no dividends payable to the holders of common stock of the Holding Company shall be paid to the holder of the unsurrendered Bank Stock certificate; provided, however, upon surrender and exchange of each outstanding certificate evidencing Bank Stock for a certificate evidencing outstanding common stock of the Holding Company, there shall be paid to the holder thereof the amount, without interest, of all dividends and other distributions, if any, which theretofore were declared and became payable, but were not paid, with respect to said shares.

     (d) At the Effective Time, all shares of common stock of the Holding Company outstanding immediately prior to the Effective Time shall be redeemed from the holder(s) thereof for the sum of $ 1.00 per share.

     2. CLOSING; EFFECTIVE TIME. Consummation of the Exchange and the other transactions contemplated by this Agreement shall take place at 10:00 a.m. at the offices of Catawba Valley Bank, 1039 2nd Street NE, Catawba County, Hickory, North Carolina 28601-3843 on June 30, 1999, or at such other time and date as the Holding Company and the Bank shall determine (such specified or other time and date, the "Closing"). The Exchange shall become effective at the time specified in Articles of Share Exchange to be filed with the Secretary of State of North Carolina (the "Effective Time").

     3. RIGHTS OF DISSENTING SHAREHOLDERS. Any Shareholder who has not voted for the Exchange at the meeting of Shareholders called to consider the Exchange, and who has given notice in writing at or prior to such meeting that he or she dissents from the Exchange, and who complies with the provisions of
Part 2 of Article 13 of the North Carolina Business Corporation Act ("NCBCA"), shall be entitled to receive the fair value of the shares held by him or her. Upon the receipt of any notice of a Shareholder's intent to assert dissenters' rights pursuant to the NCBCA, the Bank shall establish an escrow fund (the "Escrow Fund") from which all payments, whether before or after the Effective Time, necessary with respect to the exercise of such dissenters' rights shall be made. The Holding Company shall not directly or indirectly contribute any funds to the Escrow Fund. The Bank shall deposit in the Escrow Fund an amount that it reasonably believes is sufficient to pay fully the claims of all Shareholders asserting dissenters' rights, and shall make additional deposits to the Escrow Fund as it may reasonably determine to be necessary to satisfy such claims. In the event funds remain in the Escrow Fund after all claims for payment pursuant to dissenters' rights have finally expired, terminated, or have been finally satisfied or settled, then any balance remaining in the Escrow Fund shall be returned to the Bank.

     4. LOST, DESTROYED, OR STOLEN CERTIFICATES. Shareholders whose certificates evidencing shares of Bank Stock have been lost, destroyed or stolen shall be entitled to receive certificates evidencing Shares for which such shares of Bank Stock were exchanged pursuant to this Agreement in compliance with the provisions of the Holding Company's bylaws.

     5. STOCK OPTION AND OTHER PLANS. At the Effective Time, all outstanding options under the Bank's existing stock option plans ("Plans") shall be converted into options to acquire the number of shares of common stock of the Holding Company that the holders of such options were entitled to acquire of Bank Stock immediately prior to the Exchange on the same terms and conditions as set forth in the Plans.

     6. OBLIGATIONS OF THE PARTIES PENDING THE EFFECTIVE TIME. The Bank and the Holding Company shall, as soon as practicable take the following action:

     (a) This Agreement shall be duly submitted to the Shareholders of the Bank and the sole shareholder of the Holding Company for the purpose of considering and acting upon the Exchange in the manner required by law and their respective articles of incorporation and bylaws. The Bank and the Holding Company shall use their best efforts to obtain the requisite approval of their shareholders for the Exchange and the transactions contemplated by this Agreement, and the Bank and the Holding Company shall, through their respective officers, execute and file with the appropriate regulatory authorities, including the Board of Governors of the Federal Reserve System and the North Carolina Banking Commission, such applications, exhibits, documents and papers as shall be necessary or appropriate to secure approval of this Agreement, the Exchange and the other transactions contemplated hereby, as required by applicable statutes, rules and regulations;

     (b) The Holding Company shall use its best efforts to cause the issuance of common stock of the Holding Company made pursuant to this Agreement and the Exchange to be qualified or exempted under the Securities Act of 1933, as amended, and the Blue Sky Laws of each state in which it deems such qualification or exemption to be required;

     (c) Until the Effective Time, neither the Bank nor the Holding Company shall dispose of its assets except in the ordinary and normal course of business.

   7. CONDITIONS PRECEDENT TO THE EXCHANGE. The Exchange shall be subject to the satisfaction of the following conditions:

     (a) Ratification and confirmation of this Agreement by approval of a majority of the Shareholders and by approval of the sole shareholder of the Holding Company as required by law;

     (b) Approvals by the Board of Governors of the Federal Reserve System and the North Carolina Banking Commission to the Exchange and the transactions related thereto;

     (c) Approval, to the extent required, of any other governmental or regulatory authority;

     (d) Receipt of a favorable opinion with respect to the tax consequences of the proposed Exchange from the Bank's counsel; and

     (e) Expiration of any waiting period required by any supervisory authority.

     8. TERMINATION. This Agreement may be terminated prior to the Effective Time for any of the following reasons by written notice by either the Bank or the Holding Company to the other upon authorization by resolution adopted by either Board of Directors:

     (a) Any condition precedent contained in Paragraph 7 has not been fulfilled or waived;

     (b) Any action, suit, proceeding, or claim has been instituted, made or threatened, relating to the proposed Exchange that makes consummation of the Exchange inadvisable in the opinion of the Board of Directors of either the Bank or the Holding Company;

     (c) The Board of Directors of the Bank determines that the holders of a sufficient number of shares of Bank Stock have dissented from the Exchange so that consummation of the Exchange is not in the best interests of the Bank;

     (d) A determination by the Board of Directors of either the Bank or the Holding Company that consummation of the Exchange is inadvisable in the opinion of such Board of Directors.

     9. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties with respect to the transactions contemplated hereby.

     10. EFFECT OF AGREEMENT. The terms and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     11. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina.







                  [remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the Bank and the Holding Company have caused this Agreement to be executed by their duly authorized officers and their corporate seals to be affixed hereto as of the date first above written.

                                      CATAWBA VALLEY BANCSHARES, INC.


                                      By: /s/  R. STEVE AARON
                                        ---------------------------
                                        R. Steve Aaron, President


ATTEST:

/s/   CAROLE F. TEAGUE
--------------------------
Secretary



[corporate seal]

                                      CATAWBA VALLEY BANK


                                      By: /s/   R. STEVE AARON
                                        ---------------------------
                                        R. Steve Aaron, President


ATTEST:

/s/   CAROLE F. TEAGUE
--------------------------
Secretary



[corporate seal]

                                  APPENDIX II


       NORTH CAROLINA STATUTE REGARDING RIGHTS OF DISSENTING SHAREHOLDERS

                              DISSENTERS' RIGHTS
          N.C. GEN. STAT. CHAPTER 55, ARTICLE 13 WITH 1997 AMENDMENTS
                       GENERAL STATUTES OF NORTH CAROLINA

CHAPTER 55. NORTH CAROLINA BUSINESS CORPORATION ACT
ARTICLE 13. DISSENTERS' RIGHTS
PART 1. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

N.C. GEN. STAT. ss.55-13-01 (1996)

     ss.55-13-01. DEFINITIONS

In this Article:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

     (3) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.


N.C. GEN. STAT. ss.55-13-02 (1996)

     ss.55-13-02. RIGHT TO DISSENT

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

      (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;


      (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

      (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

      (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization;

      (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     (c) Notwithstanding any other provision of this Article, there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or (ii) held by at least 2,000 record shareholders, unless in either case:

      (1) The articles of incorporation of the corporation issuing the shares provide otherwise;

      (2) In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for the shares anything except:

          a. Cash;

          b. Shares, or shares and cash in lieu of fractional shares of the surviving or acquiring corporation, or of any other corporation which, at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders; or

          c. A combination of cash and shares as set forth in sub-subdivisions
a. and b. of this subdivision.


N.C. GEN. STAT. ss.55-13-03 (1996)

     ss.55-13-03. DISSENT BY NOMINEES AND BENEFICIAL OWNERS

     (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

      (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

      (2) He does so with respect to all shares of which he is the beneficial shareholder.


N.C. GEN. STAT. ss.55-13-04 (1996)

     ss.55-13-04 THROUGH 55-13-19

     Reserved for future codification purposes.


PART 2. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

N.C. GEN. STAT. ss.55-13-20 (1996)

     ss.55-13-20. NOTICE OF DISSENTERS' RIGHTS

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

     (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no longer than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

     (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.


     ss.55-13-21. NOTICE OF INTENT TO DEMAND PAYMENT

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

      (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

      (2) Must not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this Article.


N.C. GEN. STAT. ss.55-13-22 (1996)

     ss.55-13-22. DISSENTERS' NOTICE

     (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirements of G.S. 55-13-21.

     (b) The dissenters' notice must be sent no later than 10 days after shareholder approval, or if no shareholder approval is required, after the approval of the board of directors, of the corporate action creating dissenters' rights under G.S. 55-13-02, and must:

      (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

      (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

      (3) Supply a form for demanding payment;

      (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

      (5) Be accompanied by a copy of this Article.


N.C. GEN. STAT. ss.55-13-23 (1996)

     ss.55-13-23. DUTY TO DEMAND PAYMENT

     (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.


N.C. GEN. STAT. ss.55-13-24 (1996)

     ss.55-13-24. SHARE RESTRICTIONS

     (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

N.C. GEN. STAT. ss.55-13-25 (1996)

     ss.55-13-25. PAYMENT

     (a) As soon as the proposed corporate action is taken, or within 30 days after receipt of a payment demand, the corporation shall pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment.

     (b) The payment shall be accompanied by:

      (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

      (2) An explanation of how the corporation estimated the fair value of the shares;

      (3) An explanation of how the interest was calculated;

      (4) A statement of the dissenters' right to demand payment under G.S. 55-13-28; and

      (5) A copy of this Article.


N.C. GEN. STAT. ss.55-13-26 (1996)

     ss.55-13-26. FAILURE TO TAKE ACTION

     (a) If the corporation does not take the proposed action within 60 days after the date for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.



N.C. GEN. STAT. ss.55-13-27 (1996)

     ss.55-13-27 RESERVED FOR FUTURE CODIFICATION PURPOSES.


N.C. GEN. STAT. ss.55-13-28 (1996)

     ss.55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S PAYMENT OR FAILURE TO PERFORM

     (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of the amount in excess of the payment by the corporation under G.S. 55-13-25 for the fair value of his shares and interest due, if:

      (1) The dissenter believes that the amount paid under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

      (2) The corporation fails to make payment under G.S. 55-13-25; or

      (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation made payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.


N.C. GEN. STAT. ss.55-13-29 (1996)

     ss.55-13-29

     Reserved for future codification purposes.

PART 3. JUDICIAL APPRAISAL OF SHARES

N.C. GEN. STAT. ss.55-13-30 (1996)

     ss.55-13-30. COURT ACTION

     (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the earlier of (i) the date payment is made under G.S. 55-13-25, or (ii) the date of the dissenter's payment demand under G.S. 55-13-28 by filing a complaint with the Superior Court Division of the General Court of Justice to determine the fair value of the shares and accrued interest. A dissenter who takes no action within the 60-day period shall be deemed to have withdrawn his dissent and demand for payment.

     (a1) Repealed by Session Laws 1997-202, s.4, effective October 1, 1997.

     (b) [Reserved for future codification purposes.]

     (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (a) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. The proceeding shall be tried as in other civil actions. However, in a proceeding by a dissenter in a corporation that was a public corporation immediately prior to consummation of the corporate action giving rise to the right of dissent under G.S. 55-13-02, there is no right to a trial by jury.

     (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.


     ss.55-13-31. COURT ACTION

     (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable.

      (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

      (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee
(i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation's best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

     In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney's fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The Bylaws of Catawba Valley Bancshares, Inc. provide for indemnification to the fullest extent permitted under North Carolina law for persons who serve as directors or officers of Catawba Valley Bancshares, Inc., or at the request of Catawba Valley Bancshares, Inc. serve as an officer, director, agent, partner, trustee, administrator or employee for any other foreign or domestic entity, except to the extent such activities were at the time taken known or believed by the potential indemnities to be clearly in conflict with the best interests of Catawba Valley Bancshares, Inc. Accordingly, Catawba Valley Bancshares, Inc. may indemnify its directors, officers or employees in accordance with either the statutory or non-statutory standards.

     Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

     Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the NCBCA to indemnify such party. Catawba Valley Bank has purchased a standard directors' and officers liability policy which will, subject to certain limitations, indemnify Catawba Valley Bank and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such. Catawba Valley Bancshares, Inc. may also purchase such a policy.

     As permitted by North Carolina law, Article 5 of Catawba Valley Bancshares, Inc.'s Articles limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of Catawba Valley Bancshares, Inc. or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of Catawba Valley Bancshares, Inc., (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or
(iii) any transaction from which the director derived an improper personal benefit (which does not include a director's reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of Catawba Valley Bancshares, Inc.).


ITEM 21. EXHIBITS

     The following documents are filed herewith and made a part of this Registration Statement.



 EXHIBIT
 NUMBER    DESCRIPTION OF EXHIBIT
--------   ----------------------------------------------------------------------------------------------
 2.1       Agreement and Plan of Reorganization and Share Exchange dated as of February 16, 1999, by and between Catawba Valley Bank and Catawba Valley Bancshares, Inc. included as Appendix I hereto
 3.1       Articles of Incorporation of Catawba Valley Bancshares, Inc.
 3.2       Bylaws of Catawba Valley Bancshares, Inc.
 4.1       Specimen Common Stock Certificate of Catawba Valley Bancshares, Inc.
 5.1       Opinion of Moore & Van Allen, PLLC regarding the legality of securities being registered
 8.1       Opinion of Moore & Van Allen, PLLC regarding certain federal income tax consequences of the
           Reorganization
10.1       Employment Agreement, dated January 1, 1999, between Catawba Valley Bank and R. Steve Aaron
10.2       Catawba Valley Bancshares, Inc. 1996 Incentive Stock Option Plan
10.3       Catawba Valley Bancshares, Inc. 1997 Non-Qualified Stock Option Plan for Directors
23.1       Consent of PricewaterhouseCoopers LLP (Catawba Valley Bank Financial Statements)
23.3       Consent of Moore & Van Allen, PLLC (included with Exhibit 5.1 hereto)
99.1       Form of Proxy Card (Catawba Valley Bank)
99.3       Annual Report on Form 10-KSB of Catawba Valley Bank

ITEM 22. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers and sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities and Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form and that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Catawba Valley Bank being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hickory, State of North Carolina, on March 25, 1999.


                                        CATAWBA VALLEY BANCSHARES, INC.


                                        By: /s/   R. STEVE AARON
                                          -------------------------------------

                                          R. STEVE AARON

                                          PRESIDENT AND CHIEF EXECUTIVE
                                          OFFICER



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on March 25, 1999 in the capacities indicated.



                SIGNATURE                                CAPACITY
----------------------------------------  --------------------------------------
        /s/  R. STEVE AARON               President and Chief Executive Officer
       ----------------------------------
       R. STEVE AARON

        /s/  MARTY LOWDER*                Chief Financial Officer
       ----------------------------------
       MARTY LOWDER

        /s/  HAL F. HUFFMAN, JR.*         Director
       ----------------------------------
       HAL F. HUFFMAN, JR.

        /s/  ROBERT P. HUNTLEY*           Director
       ----------------------------------
       ROBERT P. HUNTLEY

        /s/  W. STEVE IKERD*              Chairman of its Board of Directors
       ----------------------------------
       W. STEVE IKERD

        /s/  ROBERT T. KING*              Director
       ----------------------------------
       ROBERT T. KING

        /s/  PAT M. MOSS*                 Director
       ----------------------------------
       PAT M. MOSS

        /s/  CLOYD HUGH PROPST, JR.*      Director
       ----------------------------------
       CLOYD HUGH PROPST, JR.

        /s/  HOWARD L. PRUITT*            Director
       ----------------------------------
       HOWARD L. PRUITT

        /s/  WILLIAM R. SIGMON, JR.*      Director
       ----------------------------------
       WILLIAM R. SIGMON, JR.

     *By: /s/  R. STEVE AARON
     --------------------------------
     ATTORNEY-IN-FACT

                                 EXHIBIT INDEX




 EXHIBIT
 NUMBER    DESCRIPTION OF EXHIBIT
--------   ----------------------------------------------------------------------------------------------
 2.1       Agreement and Plan of Reorganization and Share Exchange dated as of February 16, 1999, by and between Catawba Valley Bank and Catawba Valley Bancshares, Inc. included as Appendix I hereto
 3.1       Articles of Incorporation of Catawba Valley Bancshares, Inc.
 3.2       Bylaws of Catawba Valley Bancshares, Inc.
 4.1       Specimen Common Stock Certificate of Catawba Valley Bancshares, Inc.
 5.1       Opinion of Moore & Van Allen, PLLC regarding the legality of securities being registered
 8.1       Opinion of Moore & Van Allen, PLLC regarding certain federal income tax consequences of the
           Reorganization
10.1       Employment Agreement, dated January 1, 1999, between Catawba Valley Bank and R. Steve Aaron
10.2       Catawba Valley Bancshares, Inc. 1996 Incentive Stock Option Plan
10.3       Catawba Valley Bancshares, Inc. 1997 Non-Qualified Stock Option Plan for Directors
23.1       Consent of PricewaterhouseCoopers LLP (Catawba Valley Bank Financial Statements)
23.3       Consent of Moore & Van Allen, PLLC (included with Exhibit 5.1 hereto)
99.1       Form of Proxy Card (Catawba Valley Bank)
99.3       Annual Report on Form 10-KSB of Catawba Valley Bank